7/14


05009745

# 82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tesco PLC

*CURRENT ADDRESS

**FORMER NAME



**NEW ADDRESS

FILE NO. 82- 3477 FISCAL YEAR 2-28-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dlw

DAT : 7/15/05

TESCO

# TESCO PLC — ANNUAL REPORT AND FINANCIAL STATEMENTS 2004

| | | NUMBER OF STORES | SALES AREA | NEW STORES OPENED INC. ACQUISITIONS IN 2003/04 | PLANNED OPENINGS IN 2004/05 |
|---|---|---|---|---|---|
| EUROPE | UNITED KINGDOM | 1,878 | 23.3m sq ft | 64 | 82 |
| | CZECH REPUBLIC | 22 | 2.0m sq ft | 5 | 3 |
| | HUNGARY | 60 | 3.0m sq ft | 7 | 10 |
| | POLAND | 69 | 3.6m sq ft | 4 | 10 |
| | REPUBLIC OF IRELAND | 82 | 1.9m sq ft | 8 | 8 |
| | SLOVAKIA | 23 | 1.7m sq ft | 6 | 6 |
| | TURKEY | 5 | 0.4m sq ft | 5 | - |
| ASIA | JAPAN | 78 | 0.3m sq ft | 78 | 2 |
| | MALAYSIA | 5 | 0.5m sq ft | 2 | 2 |
| | SOUTH KOREA | 28 | 2.9m sq ft | 7 | 4 |
| | TAIWAN | 4 | 0.4m sq ft | 1 | - |
| | THAILAND | 64 | 5.4m sq ft | 12 | 57 |
| | | 2,318 | 45.4m sq ft | 199 | 184 |

# AROUND THE WORLD

## UNITED KINGDOM • CZECH REPUBLIC • HUNGARY • POLAND • REPUBLIC OF IRELAND • SLOVAKIA • TURKEY • JAPAN • MALAYSIA • SOUTH KOREA • TAIWAN • THAILAND

### FINANCIAL HIGHLIGHTS

| | |
|---|---|
| **GROUP SALES** | **+ 18.7%** |
| **UNDERLYING GROUP PROFIT BEFORE TAX†** | **+ 21.9%** |
| **GROUP PROFIT BEFORE TAX** | **+ 17.6%** |
| **UNDERLYING DILUTED EARNINGS PER SHARE†** | **+ 16.7%** |
| **DILUTED EARNINGS PER SHARE** | **+ 11.3%** |
| **DIVIDEND PER SHARE** | **+ 10.3%** |

| | 2004<br>53 weeks | 2004<br>52 weeks pro forma | 2003 |
|---|---|---|---|
| Group sales (£m)<br>(including value added tax) | 33,557 | 32,989 | 28,280‡ |
| Underlying Group profit before tax† (£m) | 1,708 | 1,684 | 1,401 |
| Group profit before tax (£m) | 1,600 | 1,576 | 1,361 |
| Underlying diluted earnings per share† (p) | 16.31 | | 13.98 |
| Diluted earnings per share (p) | 14.93 | | 13.42 |
| Dividend per share (p) | 6.84 | | 6.20 |
| Group enterprise value (£m)<br>(market capitalisation plus net debt) | 23,866 | | 16,896 |
| Return on capital employed | 10.5% | | 10.2% |

†Excluding net loss on disposal of fixed assets £9m (2003 – £13m), integration costs £45m (2003 – £4m) and goodwill amortisation £54m (2003 – £23m).

‡Restated

# OPERATING AND FINANCIAL REVIEW

This operating and financial review analyses the performance of the Tesco Group in the financial year ended 28 February 2004. It also explains other aspects of the Group's results and operations, including strategy and risk management.


20,189
22,585
25,401
28,280
33,557
00 01 02 03 04
SALES PERFORMANCE
£m (restated)
GROUP SALES
UK SALES


1,488
1,944
2,027
2,134
2,285
00 01 02 03 04
CAPITAL EXPENDITURE
£m
GROUP
UK

**GROUP SUMMARY**

| | 2004 £m | 2003 restated £m | Change % |
|---|---|---|---|
| Group sales (including value added tax) | 33,557 | 28,280 | 18.7 |
| Underlying profit on ordinary activities before tax† | 1,708 | 1,401 | 21.9 |
| Profit on ordinary activities before taxation | 1,600 | 1,361 | 17.6 |
| Underlying diluted earnings per share (p)† | 16.31 | 13.98 | 16.7 |
| Diluted earnings per share (p) | 14.93 | 13.42 | 11.3 |
| Dividend per share (p) | 6.84 | 6.20 | 10.3 |

**UK PERFORMANCE**

| | 2004 £m | 2003 restated £m | Change % |
|---|---|---|---|
| Sales (including value added tax) | 26,876 | 23,101 | 16.3 |
| Underlying operating profit† | 1,526 | 1,297 | 17.7 |

**REST OF EUROPE PERFORMANCE**

| | 2004 £m | 2003 restated £m | Change % |
|---|---|---|---|
| Sales (including value added tax) | 3,834 | 3,007 | 27.5 |
| Underlying operating profit† | 184 | 141 | 30.5 |

**ASIA PERFORMANCE**

| | 2004 £m | 2003 restated £m | Change % |
|---|---|---|---|
| Sales (including value added tax) | 2,847 | 2,172 | 31.1 |
| Underlying operating profit† | 122 | 71 | 71.8 |

† Excluding net loss on disposal of fixed assets, integration costs and goodwill amortisation.

**GROUP STRATEGY** We have a four-part strategy for long-term growth that we set out seven years ago: strong UK core business; non-food growth; retailing services and international.

Our growth has been driven by delivering a great shopping experience for customers wherever we operate.

**GROUP PERFORMANCE** **Group sales** including VAT increased by 18.7% to £33,557m (2003 – £28,280m as restated) On a 52-week basis, Group sales were up 16.7% to £32,989m. The Group has revised its accounting policy for turnover in line with FRS 5 Application Note G 'Revenue Recognition' (issued November 2003). The principal adjustments are to report turnover net of vouchers and on a commission-only basis for mobile phone airtime sales.

**Group underlying profit on ordinary activities before tax** (excluding net loss on disposal of fixed assets, integration costs and goodwill amortisation) increased by 21.9% to £1,708m. On a 52-week basis, Group underlying profit on ordinary activities before tax (excluding net loss on disposal of fixed assets, integration costs and goodwill amortisation) increased by 20.2% to £1,684m. During the year we purchased Kipa, a small hypermarket business in Turkey and C Two-Network, a convenience store operator in Japan, for £96m and £176m respectively. The impact was to increase underlying operating profit by £10m.

Profit on ordinary activities before taxation increased by 17.6% to £1,600m (2003 – £1,361m).

**Group capital expenditure** was £2,285m (2003 – £2,134m). UK capital expenditure was £1,520m, including £735m on new stores and £272m on extensions and refits. Total international capital expenditure was £765m, £322m in Asia and £443m in Europe. In the year ahead, we forecast Group capital expenditure to be around £2.4bn.

The **Group** continued to generate strong operating **cash flows.** Net cash inflow from operating activities increased by 23.9% to £2,942m (2003 – £2,375m). Working capital improvements contributed £0.5bn to cash flow this year, and whilst £50m is due to the 53rd week, the rest is due to growth in the business and management focus.

**Group net debt** in the year decreased by £647m to £4,090m (2003 – £4,737m). Gearing decreased to 51% (2003 – 73%).

**Post-tax return on capital employed** increased to 10.5% from 10.2% last year.

**GROUP INTEREST AND TAXATION** Net interest payable was £223m (2003 – £180m). Interest cover is now 8.2 times compared to 8.6 times last year.

**Tax** has been charged at an effective rate of 31.1% (2003 – 30.5%). Prior to accounting for the net loss on disposal of fixed assets, integration costs and goodwill amortisation, our underlying tax rate was 29.5% (2003 – 29.6%).

**SHAREHOLDER RETURNS AND DIVIDENDS** **Underlying diluted earnings per share** (excluding net loss on disposal of fixed assets, integration costs and goodwill amortisation) increased by 16.7% to 16.31p (2003 – 13.98p).

The Board has proposed a final dividend of 4.77p (2003 – 4.33p) giving a total dividend for the year of 6.84p (2003 – 6.20p). This represents an increase of 10.3% in line with our policy of strong dividend growth while continuing to build cover.

Total recognised gains and losses in the year were £943m (2003 – £968m), comprising profit for the year of £1,100m and losses on foreign currency translation of £157m.

Group shareholders' funds, before minority interests, increased by £1,429m. This was due to retained profits of £584m, new shares issued less expenses of £1,002m and losses on foreign currency translation of £157m. As a result, return on shareholders' funds was 23.6%.

Total shareholder return, which is measured as the percentage change in the share price plus the dividend, has been 66.1% over the last five years, compared to the FTSE 100 average of (16.5)%. Over the last three years it has been 3.4%, compared to the FTSE 100 average of (17.1)%. In the last year, total shareholder return in Tesco was 58.6% compared to the FTSE 100 average of 25.2%.

**UK Sales** grew by 16.3% to £26,876m (2003 – £23,101m as restated). On a 52-week basis, UK sales grew by 14.2% to £26,381m. Of this, 6.7% came from existing stores and 7.5% from net new stores.

**Underlying operating profit** in the UK was 17.7% higher at £1,526m (2003 – £1,297m) and operating margin increased to 6.2%.

The **tesco.com** operations achieved sales of £577m (2003 – £447m) and excluding USA and South Korea start-up losses, made a profit of £28m (2003 – £12m).

As part of our **store development** programme we opened 64 new stores comprising eight Extras, 20 Superstores, four Metro, 30 Express and two T&S Stores. Including extensions and refits, we opened an additional 1.8m sq ft of new space and expect to open a further 1.4m sq ft in the coming year.

**INTERNATIONAL** Sales are up 29%, with strong volume growth. Profits have grown strongly by 44%, and operating margins have increased from 4.5% last year to 5.1%.

**REST OF EUROPE** In the **Rest of Europe** sales rose by 27.5% to £3,834m (2003 – £3,007m as restated) and contributed an underlying operating profit of £184m, up from £141m last year.

Sales in the **Republic of Ireland**, at constant exchange rates, grew by 10%. We have 82 stores, giving us 1.9m sq ft and have plans for a further eight stores next year.

In **Central Europe** we opened 22 hypermarkets in the year giving us 110 in total.

**ASIA** In the year, our **Asian** businesses had sales of £2,847m (2003 – £2,172m as restated), up 31.1% on the previous year and made an underlying operating profit of £122m (2003 – £71m).

In Asia, we opened 22 stores in the year, giving us 179 in total.


1 year
3 years
5 years
TOTAL SHAREHOLDER RETURN RELATIVE TO THE FTSE 100


7.3
8.4
8.8
7.7
16.3
14.2
00
01
02
03
04
TOTAL
LIKE-FOR-LIKE
53rd WEEK
UK SALES GROWTH % (restated)


1,778
00
01
02
03
04
UK SALES AREA OPENED 000 sq ft


38
68
102
152
194
00 01 02 03 04
NUMBER OF INTERNATIONAL HYPERMARKETS


50
74
109
212
306
00 01 02 03 04
INTERNATIONAL UNDERLYING OPERATING PROFIT £m


(8)
6
40
90
160
00 01 02 03 04
TESCO PERSONAL FINANCE PRE-TAX PROFIT/(LOSS) POST MINORITY INTEREST £m

**JOINT VENTURES AND ASSOCIATES** Our total share of profit, before goodwill amortisation, from joint ventures and associates was £99m compared to £72m last year. Our share of Tesco Personal Finance pre-tax profit, post minority interests has grown significantly to £80m (2003 – £48m).

**FINANCIAL RISKS AND TREASURY MANAGEMENT** The treasury function is mandated by the Board to manage the financial risks that arise in relation to underlying business needs. The Board establishes the function's policies and operating parameters and routinely reviews its activities, which are also subject to regular audit. The function does not operate as a profit centre and the undertaking of speculative transactions is not permitted.

The main financial risks faced by the Group relate to the availability of funds to meet business needs, the risk of default by counterparties to financial transactions (credit risk), and fluctuations in interest and foreign exchange rates. These risks are managed as described below. The balance sheet positions at 28 February 2004 are representative of the positions throughout the year.

**FUNDING AND LIQUIDITY** The Group finances its operations by a combination of retained profits, long and medium-term debt capital market issues, commercial paper, bank borrowings and leases. The objective is to ensure continuity of funding. The policy is to smooth the debt maturity profile, to arrange funding ahead of requirements and to maintain sufficient undrawn committed bank facilities and a strong credit rating so that maturing debt may be refinanced as it falls due.

The Group's long-term credit rating was confirmed as stable during the year. Tesco Group is rated A1 by Moody's and A+ by Standard & Poor's. New funding of £621m was arranged during the year, including a medium-term note of £98m maturing in 2009 and crystallisation of interest swap profit of £235m. A further £773m net proceeds was raised through a share placing, which was used to pay down debt. At the year end, net debt was £4.1bn (2003 – £4.7bn) and the average debt maturity was nine years (2003 – nine years).

Since the year end, we have conducted a property deal with our joint venture partner Topland Group. This provided £650m of competitive funding.

**INTEREST RATE RISK MANAGEMENT** The objective is to limit our exposure to increases in interest rates. Forward rate agreements, interest rate swaps, caps and collars are used to achieve the desired mix of fixed and floating rate debt. The policy is to fix or cap a minimum of 40% of actual and projected debt interest costs. Forward start interest rate swaps are used to manage projected debt interest costs where appropriate. At the year end £2.9bn, 71% of net debt, was in fixed rate form (2003 – £2.6bn, 55%) with a further £135m, 3% of net debt, collared as detailed in note 21. Fixed rate debt includes £441m of funding linked to the Retail Price Index (2003 – £427m). This debt reduces interest risk by diversifying our funding portfolio. The balance of our debt is in floating rate form.

The average rate of interest paid during the year was 5.6% (2003 – 5.7%). A 1% movement in UK interest rates would change profit before tax by less than 1%. Changes in interest rates in other currencies would have no significant impact on Group profits.

**FOREIGN CURRENCY RISK MANAGEMENT** Our principal objective is to reduce the risk to short-term profits of exchange rate volatility. Transactional currency exposures that could significantly impact the profit and loss account are hedged, typically using forward purchases or sales of foreign currencies and currency options. We hedge the balance sheet by borrowing (either directly or via foreign exchange transactions) in matching currencies where this is cost effective. Our objectives are to maintain a low cost of borrowing and retain some potential for currency-related appreciation while partially hedging against currency depreciation.

During the year, currency movements had minimal impact on profits and decreased the net value of the Group's assets by £157m (2003 – £22m increase). At the year end, forward foreign currency purchases equivalent to £240m were outstanding (2003 – £240m). See note 21.

**CREDIT RISK** The objective is to reduce the risk of loss arising from default by parties to financial transactions. The risk is managed by spreading financial transactions across an approved list of counterparties of high credit quality. The Group's positions with these counterparties and their credit ratings are routinely monitored.

**TESCO PERSONAL FINANCE (TPF)** TPF lending is predominantly to individuals through its credit card and unsecured personal loan products. TPF has also developed a significant insurance business, with motor insurance a major component part. TPF risk is managed by observing and adopting industry best practices and drawing upon the expertise and systems of the Royal Bank of Scotland Group, including its subsidiary, Direct Line. All policies pertaining to risk within TPF are subject to the governance procedures of The Royal Bank of Scotland Group and ratified by the TPF Board, which has representation from both Tesco and The Royal Bank of Scotland Group. This has delivered a portfolio of products with strong asset quality. This asset quality is maintained through proactive risk management both at the time of acquisition and ongoing account maintenance.

The Tesco Group would support its 50% share of any further funding TPF may require to sustain liquidity ratios. However, we believe that provisions for bad debts and insurance losses (supported by the re-insurance of significant risks) are at prudent levels.

**INSURANCE** We have taken the decision to purchase Assets, Earnings and Combined Liability protection from the open insurance market at a 'catastrophe' level only. The risk not transferred to the insurance market is retained within the business up to various limits, with the balance self insured on a multinational basis by use of our captive insurance companies, Tesco Insurance Limited in Guernsey and Valiant Insurance Company Limited in the Republic of Ireland. Tesco Insurance Limited covers Assets, Earnings and historic Combined Liability. From 2003, Valiant Insurance Company Limited covered Combined Liability.

**PENSIONS** Tesco policy is to base UK pension funding decisions on a three-yearly actuarial valuation. The latest full actuarial valuation of the Tesco PLC Pension Scheme was carried out as at 31 March 2002. This formed the basis of our decision to increase funding levels. The results of the valuation can be seen in note 27(a).

In line with accounting standards, a separate FRS 17 valuation has been performed as at the Group year end date. The FRS 17 disclosures can be found in note 27(b).

**INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)** All European Union listed companies are required to prepare their consolidated financial statements in accordance with IFRS for accounting periods beginning on or after 1 January 2005. The Tesco Group will therefore adopt IFRS for the financial year ending February 2006.

Tesco has set up a cross-functional team to achieve a smooth transition to IFRS. We have performed a high level review of the differences between IFRS and our current accounting policies, and we are now quantifying the financial impacts of convergence with IFRS. We are also looking at the wider implementation aspects, including how we will communicate the changes resulting from IFRS to the market.

Based on our work to date, the major areas of impact on net profit and shareholders' funds are expected to be due to differences in accounting for share-based payments, pensions, deferred tax, financial instruments and hedging, goodwill and fixed assets. The presentation of our financial statements, along with the disclosures, will also be affected.

**OTHER INFORMATION** Additional financial and non-financial information, including press releases and year end presentations can be accessed on our website, www.tesco.com/corporateinfo

# DIRECTORS' REPORT

The Directors present their annual report to shareholders on the affairs of the Group, together with the audited consolidated financial statements of the Group for the 53 weeks ended 28 February 2004.

**PRINCIPAL ACTIVITY AND BUSINESS REVIEW** The principal activity of the Group is the operation of food stores and associated activities in the UK, Republic of Ireland, Hungary, Poland, Czech Republic, Slovakia, Thailand, South Korea, Taiwan and Malaysia. During the year, we entered the Turkish and Japanese markets. A review of the business is contained in the Annual Review and Summary Financial Statement 2004 which is published separately and, together with this document, comprises the full Tesco PLC Annual Report and Financial Statements.

**GROUP RESULTS** Group sales including VAT rose by £5,277m to £33,557m, representing an increase of 18.7%. Group underlying profit on ordinary activities before taxation, net loss on disposal of fixed assets, integration costs and goodwill amortisation was £1,708m, compared with £1,401m for the previous year, an increase of 21.9%. Including net loss on disposal of fixed assets, integration costs and goodwill amortisation, Group profit on ordinary activities before taxation was £1,600m. The amount allocated to the employee profit-sharing scheme this year was £57m as against £51m last year. After provision for tax of £498m, minority interests of £2m and dividends, paid and proposed, of £516m, profit retained for the financial year amounted to £584m.

**DIVIDENDS** The Directors recommend the payment of a final dividend of 4.77p per ordinary share to be paid on 25 June 2004 to members on the Register at the close of business on 30 April 2004. Together with the interim dividend of 2.07p per ordinary share paid in November 2003, the total for the year will be 6.84p compared with 6.20p for the previous year, an increase of 10.3%.

**TANGIBLE FIXED ASSETS** Capital expenditure amounted to £2,285m compared with £2,134m the previous year. In the Directors' opinion, the properties of the Group have a market value in excess of the book value of £12,009m included in these financial statements.

**SHARE CAPITAL** The authorised and called-up share capital of the company, together with details of the shares allotted during the period, are shown in note 24 to the financial statements. Details of investments held in Tesco PLC are shown in note 14 in the financial statements.

**COMPANY'S SHAREHOLDERS** The company is not aware of any ordinary shareholders with interests of 3% or more.

**DIRECTORS AND THEIR INTERESTS** The names and biographical details of the present Directors are set out in the separately published Annual Review and Summary Financial Statement 2004.

Mr R W P Brasher, Mr E M Davies, Mr K J Hydon and Mr D E Reid were appointed to the Board in the last twelve months and, as required by the Articles of Association, offer themselves for election. Mr C L Allen, Mr P A Clarke, Dr H Einsmann, Ms V Morali and Mr G F Pimlott retire from the Board by rotation and, being eligible, offer themselves for re-election.

The interests of Directors and their immediate families in the shares of Tesco PLC, along with details of Directors' share options, are contained in the Report of the Directors on Remuneration set out on pages 13 to 23.

At no time during the year did any of the Directors have a material interest in any significant contract with the company or any of its subsidiaries.

**EMPLOYMENT POLICIES** The Group depends on the skills and commitment of its employees in order to achieve its objectives. Staff at every level are encouraged to make their fullest possible contribution to Tesco success.

A key business priority is to deliver an 'Every little helps' shopping experience for customers. Ongoing training programmes seek to ensure that employees understand the Group's customer service objectives and strive to achieve them.

The Group's selection, training, development and promotion policies ensure equal opportunities for all employees regardless of gender, marital status, race, age, sexual orientation or disability. All decisions are based on merit.

Internal communications are designed to ensure that employees are well informed about the business of the Group. These include a UK staff magazine called 'one team' and the equivalents in our overseas businesses, videos and staff briefing sessions.

Staff opinions are frequently researched through surveys and store visits. We work to deliver 'Every little helps' for all our people across the Group.

Employees are encouraged to become involved in the financial performance of the Group through a variety of schemes, principally the Tesco employee profit-sharing scheme, the savings-related share option scheme (Save-As-You-Earn) and the Partnership Share Plan (Buy-As-You-Earn).

**POLITICAL AND CHARITABLE DONATIONS** Contributions to community projects and to charities amounted to £3,953,582 (2003 – £3,509,398). Including gifts in kind total donations amounted to £11,048,435 (2003 – £10,496,651).

There were no political donations (2003 – nil). During the year the Group made contributions of £44,713 (2003 - £31,282) in the form of sponsorship for political events: Labour Party – £14,368; Conservative Party – £5,502; Liberal Democrat Party – £6,340; Plaid Cymru – £1,300; Fianna Fáil – £1,203; Usdaw – £16,000.

**SUPPLIER PAYMENT POLICY** Tesco PLC is a signatory to the CBI Code of Prompt Payment. Copies of the Code may be obtained from the CBI, Centre Point, 103 New Oxford Street, London WC1A 1DU. Payment terms and conditions are agreed with suppliers in advance.

Tesco PLC has no trade creditors in its balance sheet. The Group pays its creditors on a pay on time basis which varies according to the type of product and territory in which the suppliers operate.

**GOING CONCERN** The Directors consider that the Group and the company have adequate resources to remain in operation for the foreseeable future and have therefore continued to adopt the going concern basis in preparing the financial statements. As with all business forecasts, the Directors' statement cannot guarantee that the going concern basis will remain appropriate given the inherent uncertainty about future events.

**AUDITORS** A resolution to re-appoint PricewaterhouseCoopers LLP as auditors of the company will be proposed at the Annual General Meeting.

**ANNUAL GENERAL MEETING** A separate circular accompanying the annual accounts explains the special business to be considered at the Annual General Meeting on 18 June 2004.

By Order of the Board
**Ms Lucy Neville-Rolfe** Secretary
19 April 2004

Tesco PLC
Registered Number: 445790

# CORPORATE GOVERNANCE

**STATEMENT OF APPLICATION OF PRINCIPLES OF THE COMBINED CODE** The Group is committed to high standards of corporate governance. This statement describes the manner in which the company has applied the principles set out in the 1998 Combined Code on Corporate Governance.

**DIRECTORS AND THE BOARD** For the year ended February 2004, the Board of Tesco PLC comprised eight Executive Directors and eight independent Non-executive Directors. During the last year, the Chairman, Mr J A Gardiner, had primary responsibility for running the Board. Mr D E Reid took up position as Chairman following Mr J A Gardiner's retirement in April 2004. The Chief Executive, Sir Terry Leahy, has executive responsibilities for the operations, results and strategic development of the Group. Clear divisions of accountability and responsibility exist and operate effectively for these positions. Mr G F Pimlott was the senior Non-executive Director for the year ended February 2004. Mr R F Chase became Deputy Chairman and senior independent Non-executive Director in March 2004 and Mr G F Pimlott remains a Non-executive member of the Board and will retire in May 2005. The Board ensures that no one individual or group dominates the decision-making process.

Further changes to the Board were announced during the reporting year as part of a process to ensure the balance of the Board reflects the changing needs of the business. Mr E M Davies and Mr K J Hydon joined as independent Non-executive Directors in July 2003 and February 2004 respectively. Both Mr J Gildersleeve and Mr R S Ager retired as Executive Directors from the Board in February 2004. In March 2004, Mr R W P Brasher joined the Executive Board as Commercial Director and Ms L Neville-Rolfe took up the position of Group Company Secretary.

The Board requires that all Non-executive Directors be free from any relationship with the executive management that could be considered to hinder their independent judgement. In the Board's view, all Non-executive Directors meet this requirement.

The full Board meets at least ten times a year and annually devotes two days to a conference with senior executives on longer-term planning, giving consideration both to the opportunities and risks of future strategy. The Board manages overall control of the Group's affairs through a schedule of matters reserved for its decision. These include the approval of financial statements, major acquisitions and disposals, authority levels for expenditure, treasury policies, risk management, Group governance policies and succession plans for senior executives.

To enable the Board to make considered decisions, a written protocol exists and has been communicated to senior managers ensuring that relevant information is made available to all Board members in advance of Board meetings. All Directors have access to the services of the Company Secretary and may take independent professional advice at the company's expense in the furtherance of their duties.

New appointments receive appropriately tailored inductions and the need for Director training is regularly assessed by the company.

**GOVERNANCE STRUCTURES** The following paragraphs describe the key governance structures operating in the Group under the overall direction of the Board. The chief governance structures are underpinned by the attendance of Non-executive Directors who provide an independent insight to governance.

**Executive Committee** The Board delegates day-to-day and business management control to the Executive Committee, which comprises the Executive Directors and the Company Secretary. This meets formally almost every week and its decisions are communicated throughout the Group on a regular basis. The Executive Committee is responsible for implementing Group policy, the monitoring and performance of the business and reporting to the full Board thereon.

**Nominations Committee** Appointments to the Board for both Executive and Non-executive Directors are the responsibility of the Nominations Committee. For the recruitment of a new Chairman the Committee employed the services of an external recruitment consultant to advise and oversee the process. The consultant interviewed all Board members individually and confidentially to understand their views on the role of the Chairman. Internal and external candidates were considered and finally a report was produced for the Nomination Committee's consideration and decision. At the resulting meeting the Board gave full support to the appointment of Mr D E Reid as Chairman and this was discussed with major shareholders.

For the year ended February 2004, the Committee was chaired by Mr J A Gardiner and the members are set out in the table on page 12. As from 2 April 2004, Mr D E Reid chairs the Nominations Committee (except in relation to his own position).

As exemplified by the section on 'Directors and their interests' within the Directors' report on pages 6 and 7, the company's Articles of Association ensure that, on a rotational basis, Directors resign every three years and, if they so desire and are eligible, offer themselves for re-election. All new appointments will be submitted for election in their first year. The Board has been through a period of change, of both Non-executive and Executive Directors. Mr G F Pimlott, who has served ten years, has been instrumental in facilitating that process and providing continuity throughout a period of transition. Mr G F Pimlott will retire from the Board in May 2005. It is the Board's view that he remains an independent member of the Board until then and will submit himself for re-election as required by the Articles of Association.

**Remuneration Committee** The Remuneration Committee, composed entirely of independent Non-executive Directors, is chaired by Mr C L Allen. The members are set out in the table on page 12. The responsibilities of the Remuneration Committee, together with an explanation of how it applies the Directors' remuneration principles of the Combined Code, are set out in the Report of the Directors on Remuneration on pages 13 to 23.

**Audit Committee** The Board has an Audit Committee, chaired by Mr G F Pimlott and consisting entirely of independent Non-executive Directors, which meets a minimum of three times a year. Membership of the Audit Committee is set out in the table on page 12. In July 2004, the chairmanship of the Committee will pass to Mr K J Hydon who brings relevant and recent financial experience. The Committee's terms of reference are reviewed annually and represent current best practice. Its primary responsibilities include monitoring the system of internal control throughout the Group, approving the Group's accounting policies and reviewing the interim and annual financial statements before submission to the Board. The Committee considers that the company complies substantially with the Revised Combined Code issued in 2003. The company is taking any necessary action in order to be fully compliant with the new code before it comes into effect next reporting year. The Audit Committee has satisfied itself that the company complies with the principles set out in the Smith Report.

**INTERNAL CONTROL AND RISK MANAGEMENT** The Board has overall responsibility for internal control, including risk management, and sets appropriate policies having regard to the objectives of the Group. Executive management has the responsibility for the identification, evaluation and management of financial and non-financial risks and for the implementation and maintenance of control systems across the Group in accordance with the Board's policies and in line with best practice identified in the Turnbull Report.

The Board, through the Audit Committee, has reviewed the effectiveness of the systems of internal control for the accounting year and the period to the date of approval of the financial statements, although it should be understood that such systems are designed to provide reasonable, but not absolute assurance, against material misstatement or loss.

In addition to the Audit Committee, the company has in place two further committees designed to monitor standards and manage certain risks. These have been delegated to executive management and are described below. For certain joint ventures, the Board places reliance upon the systems of internal control operating within our partners' infrastructure and the obligations upon partners' Boards relating to the effectiveness of their own systems.

**Compliance Committee** The Board delegates its responsibilities for compliance with all necessary laws and regulations to the Compliance Committee. This Committee has established a schedule for the regular review of the Group's operational activities to ensure compliance with accepted practices and policies.

The Committee, comprising two Executive Directors, the Company Secretary and three members of senior management, normally meets four times a year.

**Corporate Social Responsibility (CSR) Committee** The Group has an established cross-functional CSR Committee that meets a minimum of four times a year. The CSR Committee is chaired by the Group Company Secretary, and its membership is made up of senior managers from all parts of the business. One of its objectives is to identify threats and opportunities for the coming year and to highlight emerging issues.

The CSR Committee uses CSR Key Performance Indicators (KPIs) to track performance quarterly. The KPIs feed directly into the Steering Wheel monitoring system explained below and thus contribute to the overall monitoring of Group performance and control evaluation by the Board. Regular reports are made to the Executive Committee on CSR matters.

The risk management policies, procedures and monitoring methods described below equally apply to the company's CSR activities, including the management of social, ethical and environmental risks, as advised by the ABI guidelines on social responsibility.

The Board recognises that many investors and other stakeholders take an interest in how companies are managing non-financial risks. The company endeavours to provide detailed information on its approach to corporate responsibility and its policies in the annual Tesco Corporate Social Responsibility Review, and on the website www.tesco.com/everylittlehelps

**Internal Control Environment** The Group has a five-year rolling business plan. Every area and individual in the business is driven

## CORPORATE GOVERNANCE CONTINUED

by objectives that are derived from the business plan. The plan covers both revenue and capital expenditure and forms the basis of business plans for all our business entities. From this the Board, together with monitoring regimes based upon our Steering Wheel, agrees the annual revenue and capital budgets.

The Steering Wheel is the term used to describe our balanced scorecard approach, which we believe is the best way to achieve results for our shareholders. It sets out a broad range of targets under quadrant headings of customers, operations, people and finance. This allows the business to be operated and monitored on a balanced basis with due regard for all stakeholders. The Executive Committee undertakes a formal review of progress on a quarterly basis and any resulting actions considered appropriate are communicated throughout the business.

The capital investment programme is subject to formalised review procedures requiring key criteria to be met. All major initiatives require business cases to be prepared, normally covering a minimum period of five years. Post-investment appraisals are also carried out.

**Risk management process** At the highest level, the Board considers strategic risk every time it meets. The two-day Board Conference, referred to earlier, considers where future opportunities and risks lie and helps shape our corporate strategy going forward. Accountabilities for managing operational risks are clearly assigned to line management. Internal controls have been developed over all risks in line with the risk appetite determined by the Board and are subject to review. Formal risk assessments are carried out routinely throughout the UK and international businesses. Procedures exist to ensure that significant risks and control failures are escalated to senior management and the Board, as necessary, on a daily, weekly and periodic basis.

**Monitoring** The monitoring of strategic and operational risks is the responsibility of the Board and line managers respectively. The Board maintains the Key Risk Register and considers during formal risk assessments whether the actions being taken in mitigation are sufficient.

The internal audit function also operates on a risk-based approach, helping managers with their risk responsibilities and advising on appropriate controls.

Annual statements received from CEOs further support the monitoring of key subsidiary operations. These statements confirm that the Board's governance policies have been adopted in practice and spirit.

Overall, the Audit Committee seeks to ensure that the whole management process provides adequate control over all major risks to the Group. This is achieved through consideration of regular reports from internal and external audit, alongside discussions with senior managers.

Other specialist functions within the Group, notably Trading Law and Technical and Company Secretariat, provide assurance and advice on health and safety, regulatory and legal compliance and social, ethical and environmental issues (SEE). These functions report their findings on a regular basis to the Compliance Committee.

PricewaterhouseCoopers LLP, the company's external auditors, contribute a further independent perspective on certain aspects of the internal financial control system arising from their work. Independence is strengthened by the requirement to rotate audit partners every five years. The engagement and independence of auditors is considered annually by the Audit Committee which recommends their selection to the Board.

**Communication** A programme of communication exists and is constantly being developed to ensure that all staff are aware of the parameters that constitute acceptable business performance and the expectations of the Board in managing risk. This provides clear definition of the Group's purpose and goals, accountabilities and the scope of permitted activities of companies, executive functions and individual staff.

**Risks and opportunities** The company manages a broad range of financial and non-financial risks, including those relating to CSR responsibilities. The construction of the Key Risk Register takes into account matters raised in the CSR assessment. In the Board's view, there are sufficient controls in place to manage SEE risks.

Customer focus is fundamental to delivering the overall strategy and the way risk is managed. Business practices centre on serving the customer and in meeting those challenges the company recognises its responsibility to deliver safe, quality products at the right price.

All companies have to face ethical dilemmas in the normal course of business and the company's approach comes from the Tesco Values. The Values set out the standards that the Board wish to uphold in how it treats its people. These are supported by Codes of Ethics and govern the relationships between the company and employees, suppliers and contractors. The Compliance Committee regularly monitors adherence to these codes. The company is a signatory to the DTI Code of Conduct and has met fully its obligations for implementing the Code.

**Managing health and safety and supply chain standards** Health and safety standards are very important. The company is committed to providing a safe shopping and working environment for customers, staff and contractors.

The company has established policies, procedures and training to identify and minimise the risks inherent in a retail and distribution business.

The safety of our products is regarded as the highest priority. The company has established, over many years, a comprehensive due diligence process supported by technical and product development standards and procedures. This assurance covers staff training, providing guidance for and auditing of suppliers, to ensure they supply quality products for the Tesco brand.

The company has conducted a comprehensive risk analysis of products, suppliers and factories upon which our audit programme is based. Auditing is carried out on both a routine and unannounced basis. Supply chain risks can include, for example, a failure of standards relating to product safety, quality, animal welfare and worker welfare.

Technical, due diligence and crisis management procedures are regularly reviewed in the light of the latest scientific research and expert opinion, to ensure that these risks are managed effectively.

In-house experts are used as well as external advisors to look for and analyse emerging issues, so that appropriate action can be taken.

**RELATIONS WITH STAKEHOLDERS** Tesco listens to customers, staff, investors, Non-Governmental Organisations, suppliers and other key stakeholders. Understanding what customers want is vital to the business and the Board are committed to continuing this listening, and extending it to other important stakeholders.

The Board recognises and attaches a high importance to maintaining a good dialogue with shareholders in order to understand shareholder views and communicate appropriately any significant company developments. This shareholder communication is mainly co-ordinated by the Investor Relations department.

During the year, Executive Directors have met with 97 of the company's leading shareholders representing over 54% of the issued shares of the company. While the focus of dialogue is with institutional shareholders, to whom regular presentations are made on company direction, care is exercised to ensure that any price-sensitive information is released to all shareholders, institutional and private, at the same time, in accordance with the Financial Services Authority requirements.

The Board regards the Annual General Meeting as an opportunity to communicate directly with all shareholders. The whole Board attends the meeting and is available to answer questions from shareholders present.

Each year end, every shareholder may choose to receive a full Annual Report and Financial Statements or an abbreviated Annual Review and Summary Financial Statement. At the half-year, all shareholders receive an Interim Report. These reports, together with publicly-made trading statements, are available on the Group's website, www.tesco.com/corporateinfo

**PENSION FUNDS** The UK pension scheme is a defined benefit scheme which has over 127,000 members and over 10,000 pensioners. Note 27 in the Report and Accounts sets out the Group's pension arrangements in detail.

For the year ended February 2004, the Trustee Company Board comprised one Executive Director, Mr R S Ager, four senior managers and four members appointed from staff and pensioners. Following Mr R S Ager's retirement, the new Group Company Secretary, Ms L Neville-Rolfe, will take up his role on the Trustee Company Board. Management of the assets is delegated to a number of independent fund managers. These fund managers have discretion to invest in shares of Tesco PLC, but only to the proportional weighting of the shares in the total market. Details of pension commitments are set out in note 27 to the financial statements on pages 49 to 51.

**PROVISIONS IN THE COMBINED CODE** Throughout the year ended 28 February 2004, the company has been in compliance with all of the Code Provisions set out in Section 1 of the 1998 Combined Code on Corporate Governance, except as with regard to provision B.1.7 on the length of Directors' service agreements, details of which are set out in the Report of the Directors on Remuneration on page 16. The Remuneration Committee has reviewed these contracts and the Board is moving to one-year contracts in line with market practice.

# CORPORATE GOVERNANCE CONTINUED

| BOARD COMMITTEE MEMBERSHIP AS AT 28 FEBRUARY 2004 | Nominations Committee | Remuneration Committee (c) | Audit Committee (d) |
|---|---|---|---|
| **Independent Directors** | | | |
| Mr J A Gardiner | * | | |
| Mr G F Pimlott | * | * | * |
| Mr C L Allen | * | * | |
| Mr R F Chase | * | * | * |
| Ms V Morali | * | | * |
| Dr H Einsmann | * | * | |
| Mr E M Davies (a) | * | | * |
| Mr K J Hydon (b) | * | | * |
| **Executive Directors** | | | |
| Sir Terry Leahy | * | | |

(a) Mr E M Davies was appointed to the Board and the Nominations Committee and Audit Committee on 7 July 2003.

(b) Mr K J Hydon was appointed to the Board and the Nominations Committee and Audit Committee on 23 February 2004.

(c) Mr J A Gardiner and Sir Terry Leahy attended the Remuneration Committee meetings by invitation.

(d) Mr J A Gardiner and Mr A T Higginson attended the Audit Committee meetings by invitation.

From 2 April 2004, Mr D E Reid became Chairman of the Nominations Committee.

# REPORT OF THE DIRECTORS ON REMUNERATION

**THE REMUNERATION COMMITTEE** The Remuneration Committee is governed by formal Terms of Reference agreed by the Board and is composed entirely of independent Non-executive Directors. No member of the Remuneration Committee has any personal financial interest, other than as a shareholder, in the matters to be decided, and no day-to-day involvement in running the business of Tesco.

The remuneration packages, including contract periods, of Executive Directors, are determined by the Remuneration Committee (the Committee). The Committee comprised Mr C L Allen (Chairman of the Committee), Dr H Einsmann, Mr G F Pimlott and Mr R F Chase who are all independent Non-executive Directors. The Committee met on nine occasions during the year.

For the year ended 28 February 2004, Mr R S Ager was Secretary to the Committee and attended the meetings. From March 2004, this role was undertaken by the new Company Secretary, Ms L Neville-Rolfe. Mr J A Gardiner, Non-executive Chairman of the Group until 2 April 2004, and Sir Terry Leahy, Chief Executive of the Group, both attended the meetings at the invitation of the Committee. However, Directors do not attend the meetings when their own remuneration is being discussed. The Committee is supported by Mrs C M Chapman, Human Resources Director of Tesco Stores Ltd, and has appointed Deloitte & Touche LLP as an external, independent advisor. Deloitte & Touche LLP also provided advisory services in respect of Corporate tax planning, share schemes, pensions and international taxation to the Group during the year.

**DIRECTORS' REMUNERATION POLICY** The Committee applies the following remuneration policy to all Executive Directors.

Business success in a retail environment depends on the talents of the key team, but outstanding success comes from teamwork. Building and retaining that team at senior levels within Tesco is vital to success. The remuneration strategy for Executive Directors and other key executives has been tailored to emphasise the delivery of strong year-on-year earnings growth whilst at the same time ensuring efficient use of capital over the long-term, by providing executives with a significant proportion of performance-related remuneration delivered in Tesco shares over extended timescales.

The Remuneration Committee has conducted a review of Executive Directors' remuneration to ensure that this continues to support the business objectives of strong financial progression and improvements in shareholder returns. As a result of this year's review, a number of changes have been proposed to the short and long-term incentives which, subject to shareholder approval, will take effect in the year ending February 2005.

No changes have been made to basic pay policy. A summary of the policy is set out below. Further details of the current arrangements and proposed changes are provided in the following sections.

Our executive remuneration policy will then combine the following key elements:

- Basic salaries based on the responsibilities, skills and experience of the individual against a benchmark determined by reference to other major FTSE 100 companies and other large retailers.
- Annual bonuses based on achieving stretching Earnings Per Share (EPS) growth targets and specific corporate objectives. Annual bonuses are paid part in cash and part in shares with a compulsory deferral of the share-based bonus for three years. The share element is also subject to a measure of relative performance using an assessment of value delivered to shareholders compared to other global food retailers. This combination will replace the existing annual bonus plan. Further details are provided below.
- Awards of performance shares based on stretching three-year Return On Capital Employed (ROCE) targets. The award is over shares which must be held for four years in total. This will replace the existing longer-term bonus based on EPS. Further details are provided below.
- In normal practice, Executive Directors would be expected to build and hold a shareholding with a value at least equal to their basic salary; full participation in the Performance Share Plan is conditional upon meeting this target.
- Participation in the share option schemes requiring sustained growth in EPS.
- All Executive Directors will have 12 month notice periods.

In line with the Combined Code on Corporate Governance, the Committee also ensures that the remuneration relationship between the Main Board and Senior Executives of the company below this level is appropriate. In particular, any exceptional salary arrangements or award of share options for Senior Executives are to be advised to the Committee.

**TOTAL REMUNERATION** The total remuneration levels of Executive Directors are normally reviewed annually by the Committee, having regard to competitive market practice in the retail sector and in the context of the FTSE 100 companies, which are of a comparable size to Tesco. As part of the review process, the Committee has access to, and makes use of, external independent remuneration surveys.

# REPORT OF THE DIRECTORS ON REMUNERATION CONTINUED

In the current year, the total remuneration package of Executive Directors comprised the following elements:

- base salary;
- short and long-term performance-related share awards via the Executive Incentive Scheme;
- performance-related share option awards via the Executive Share Option Scheme;
- benefits (which comprise car benefits, life assurance, disability and health insurance);
- pensions; and
- profit share (on the same terms as other UK employees).

In addition to the above elements of remuneration, Executive Directors who have completed one year's service are also eligible to participate in the company's all-employee savings related share option scheme (SAYE), and Buy As You Earn (BAYE) on the same terms as all other UK employees.

Subject to shareholder approval being received at the Annual General Meeting (AGM), changes will be made to the short and long-term incentive arrangements as set out in the following sections.

The Committee considers that a significant proportion of total remuneration should be performance-related and at risk of forfeiture. In addition, performance-related rewards should be delivered partly in shares to closely align the interests of shareholders and executives. In all cases, base salary currently constitutes approximately one-third of the total annual cash and share incentive opportunity for Executive Directors. In determining the balance between the fixed and variable elements of the Executive Directors' remuneration packages, the Committee has regard to market practice.

All awards made to Executive Directors under the Executive Incentive Scheme and all options granted under the Executive Share Option Scheme are subject to the satisfaction of performance conditions, which are explained below. The Committee regularly reviews these performance conditions and considers that the proposed mix of performance conditions best supports the Group's business strategy and provides a set of broad-based and robust measures of management's effort and success in creating shareholder value.

Tesco recognises that its Executive Directors are likely to be invited to become Non-executive directors of other companies and that such Non-executive duties can broaden experience and knowledge, which will benefit Tesco. Therefore, Executive Directors are, subject to approval by the Board, allowed to accept Non-executive appointments and retain the fees received, provided that these appointments are not likely to lead to conflicts of interest.

**COMPLIANCE** The Committee is constituted and operated throughout the period in accordance with the principles outlined in the Listing Rules of the Financial Services Authority derived from Schedule A of the Combined Code. Following an assessment of the principles of Schedule B of the Revised Combined Code, the Committee has taken steps to ensure compliance. These steps, most notably changes to service contracts, are detailed on page 16. In framing the remuneration policy, full consideration has been given to the best practice provisions set out in Schedule B, annexed to the Listing Rules. The auditor's report set out on page 25, covers the disclosures referred to in this report that are specified for audit by the Financial Services Authority. This report also complies with disclosures required by the Director Remuneration Report Regulations 2002. Details of Directors' emoluments and interests, including executive and savings-related share options, are set out on pages 17 to 23.

The following summarises the remuneration packages for Executive Directors. Copies of the Executive Directors' contracts of employment are available for inspection by shareholders at the AGM or as required.

**EXECUTIVE INCENTIVE SCHEME** The company operates a performance-related incentive scheme designed to provide a competitive level of reward. Awards under the scheme are delivered in shares to further align the interests of Executive Directors and shareholders.

The Committee sets performance targets annually for the incentive scheme for each of the criteria noted below, confirms achievement of performance and awards to be made under the scheme and directs the general administration of the scheme. The Executive Committee has adopted a policy of extending executive incentive schemes to a wider body of senior executives within the Group using similar measures.

Under the current system, long-term share bonuses are awarded annually for each of the Executive Directors, the maximum long-term share bonus is equivalent to 75% of salary. The long-term bonus is based on a combination of the following performance conditions:

1. The achievement of targets set each year for growth in EPS over that financial year is the basis for 77% of the award. EPS has been chosen to reflect the core focus of the Group on continuous and sustainable earnings growth.

2 An assessment of total shareholder return is the basis for 15% of the award. The total shareholder return (share price growth and dividend performance) of the company at the end of the year, taking into account performance over the previous three and five years, is compared to the total shareholder return of a selected peer group of UK and International companies, comprising Ahold, Carrefour, Metro, Safeway plc (UK), Safeway Inc. (US), J Sainsbury and Target (US). Total shareholder return has been chosen as it is a clear indicator of the value created for shareholders. The Committee considers a comparator group comprising large international food retailers as the most appropriate basis for assessing relative performance.

3 An assessment of the progress towards the achievement of specific strategic corporate goals is the basis for 8% of the award.

Shares awarded have to be held for a period of four years, conditional upon continuous service with the company. The share equivalent of dividends, which would have been paid on the shares, is added to the award during the deferral period.

Short-term share bonuses are awarded annually to each of the Executive Directors, the maximum short-term bonus payable is equivalent to 75% of salary. The bonus is based on a combination of the following performance conditions:

1 The achievement of targets set each year for growth in EPS over the relevant financial year is the basis for 77% of the award.

2 An assessment of achievement against specific strategic corporate goals is the basis for 23% of the award.

The bonus can be augmented by 50% if the participants elect for the trustees of the scheme to retain the shares awarded for a minimum period of two years, conditional upon continuous service with the company. The share equivalent of dividends, which would have been paid on the shares, is added to the award during the deferral period.

The Executive Directors may choose to further extend the holding period for both the short and long-term shares by a further three years in each case. During this holding period, the shares held are increased by 12.5% at the beginning of each year, based on the scheme shares held and are conditional upon continuous employment with the company. This holding period may be extended subject to personal shareholding targets set by the Committee, equivalent to shares to the value of one times' salary, being met by the Executive Directors.

In respect of the current year, the awards were long-term 75% and short-term 75% of salary for each Executive Director. Mr D E Reid was awarded £430,000, as part of a special bonus in respect of the development of the Group's international business. This amount has been sacrificed in return for pension augmentation. Mr J Gildersleeve and Mr R S Ager were awarded bonuses of £150,000 each, which have been sacrificed for pension augmentation.

In addition to providing the opportunity to earn greater rewards for superior performance, the Executive Incentive Scheme further aligns the interests of shareholders and Executive Directors by helping them to build up a shareholding in Tesco.

As outlined in the Directors' Remuneration Policy section on page 13, the executive incentive arrangements will be re-structured during the financial year ending February 2005 to increase the link between rewards received and Tesco's longer-term financial goals.

Annual performance will remain a key driver of the rebalanced arrangements, with the annual bonus structure being retained. The bonus will be delivered part in cash (which cannot be deferred) and part in Tesco shares, receipt of which will be deferred and conditional upon continuous employment with the company. The deferral period will now be compulsory and will be extended from two to three years.

The maximum awards that can be made will be 100% of salary under the cash bonus and 75% of salary under the deferred shares element. The deferred share award will no longer be increased by any matching awards during the deferral period.

The bonus will continue to be subject to stretching performance targets based on earnings per share growth and strategic objectives and in the case of the deferred share element, a measure of TSR as well, on a similar basis as the existing incentives.

Participants will also be eligible to receive an award under the proposed Performance Share Plan (PSP), the level of which will be determined in relation to the achievement of ROCE objectives. This plan will replace the existing long-term incentive arrangements.

Awards will be made over shares equal to 75% of salary. Awards will vest on a sliding scale according to the achievement of the ROCE targets measured over three years. The deferred shares must then be retained for a further 12 months.

The proposed vesting schedule for PSP awards has been based on the company's targets for the next five years regarding the efficient use of capital. Awards will vest on a straight-line basis;

# REPORT OF THE DIRECTORS ON REMUNERATION CONTINUED

only 25% of the award will vest for baseline performance. The maximum 100% of the award will vest for outstanding performance (ROCE improving to 11.5% over the next three years). The Remuneration Committee believes that this combination of robust annual EPS and ROCE targets, that are both challenging and appropriate, provide a sound framework for aligning executive interests with those of shareholders. The rebalanced executive incentive arrangements will ensure continued emphasis on strong annual performance combined with long-term executive share ownership, with a better link between the incentives received and shareholder value delivered.

**SHARE OPTIONS** Executive Directors are included in Executive Share Option Schemes (ESOS). Executive options granted since 2000 may only be exercised subject to the achievement of EPS growth of at least RPI plus 9% over three years.

The 1994 Executive Share Option Scheme and the 1994 International Executive Share Option Scheme are due to expire during 2004. It is proposed that the two existing schemes and the 1996 Tesco Unapproved Executive Share Option Scheme be replaced with one new discretionary share option scheme. The key features of the current share option schemes will be retained and there will be no retesting of performance.

Share options are an important part of the incentive framework for senior management of Tesco, and forthcoming accounting changes are being fully evaluated. In the meantime, the Committee considers the continuation of share option plans to be in the best interests of shareholders.

**SAYE** Since 1981, the Group has operated an Inland Revenue approved savings-related share option scheme for the benefit of employees including Executive Directors.

Under this scheme, employees save on a four-weekly basis via a bank/building society, with an option to buy shares in Tesco PLC at the end of a three or five-year period, at a discount of up to 20% of the market value. There are no performance conditions attached to SAYE options.

**SHARES IN SUCCESS** Since March 2002 the Group has operated a UK profit-sharing scheme (Shares in Success) for the benefit of employees, including Executive Directors. The scheme is available to employees with at least one year's service at the Group's year end. Shares in the company are allocated to participants in the scheme on a pro-rata basis to base salary earned, up to Inland Revenue approved limits (currently £3,000 per annum). The amount of profit allocated to the scheme is determined by the Board, taking account of company performance.

**BAYE** Since January 2002, the Group has operated the partnership shares element of an Inland Revenue approved share investment plan for the benefit of employees, including Executive Directors. Under this scheme, employees save four-weekly to buy shares at market value in Tesco PLC.

**PENSIONS** Executive Directors are members of the Tesco PLC Pension Scheme which provides a pension of up to two-thirds of base salary on retirement, normally at the age of 60, dependent upon service. The scheme also provides for dependants' pensions and lump sums on death in service. The scheme is a defined benefit pension scheme, which is approved by the Inland Revenue.

**SERVICE AGREEMENTS** In response to shareholder feedback and in line with best practice, the Committee has reviewed Executive Director Service Agreements.

It is proposed that Sir Terry Leahy, Mr P A Clarke, Mr A T Higginson, Mr T J R Mason and Mr D T Potts will have new service agreements with entitlement to notice of 12 months by the company and six months' notice by the Executive. Mr R W P Brasher, who was appointed on 15 March 2004 has the same service agreement.

If an Executive Director's employment is terminated (other than pursuant to the notice provisions in the service agreement or by reason of resignation or unacceptable performance or conduct) the company will pay, by way of liquidated damages, a sum equal to one year's salary and one year's average annual bonus (calculated as the average of the two most recent financial years). The termination payment is subject to the Executive Director entering into restrictive covenants, to apply for a six-month period after such termination, so as to protect the goodwill of the business.

The company will apply mitigation to termination payments, whilst reflecting its policy of rewarding loyalty and recognising long service. Payments will cease on the date the Executive Director starts alternative employment.

If the termination occurs within one year of retirement, the termination payment would be reduced accordingly.

The Committee has agreed that, in future, new appointments of Executive Directors will normally be on a notice period of 12 months. The Committee reserves the right to vary this period to 24 months for the initial period of appointment and for the notice period to then revert to 12 months.

**NON-EXECUTIVE DIRECTORS** The remuneration of the Non-executive Directors is determined by the Board as a whole, on the recommendation of the Executive Committee, after considering external market research.

Non-executive Directors have letters of appointment, and their appointment can be terminated by either party without notice. Each appointment is subject to review every three years. Non-executive Directors receive a basic fee plus an additional sum in respect of committee membership. To reflect their additional responsibilities, supplementary fees are also paid to Non-executives who chair committees and to the senior Non-executive Director. Mr D E Reid has the benefit of the use of a company car.

**PERFORMANCE GRAPH** The graph highlights the Group's total shareholder return performance (i.e. share price movements plus dividends reinvested) over the last five financial years, relative to the FTSE 100 index of companies. This index has been selected to provide an established and broad-based comparator group of retail and non-retail companies of similar scale to Tesco, against which the Group's TSR performance can be measured.



Tesco
£150
£100
FTSE
£50
Feb 99
Feb 00
Feb 01
Feb 02
Feb 03
Feb 04


TOTAL SHAREHOLDER RETURN (TSR)
TSR is the notional return from a stock or index based on share price movements and declared dividends

Tables 1 to 6 are audited information.

**TABLE 1** Directors' emoluments

| | Fixed emoluments | | Performance-related emoluments | | | Total | Total |
|---|---|---|---|---|---|---|---|
| | Salary £000 | Benefits £000 | Profit-sharing £000 | Short-term £000 | Long-term £000 | 2004 £000 | 2003 £000 |
| Mr J A Gardiner | 396 | 35 | – | – | – | 431 | 427 |
| Sir Terry Leahy | 955 | 36 | 3 | 1,091 | 892 | 2,977 | 2,838 |
| Mr D E Reid (c) | 691 | 89 | 3 | 821 | 1,120 | 2,724 | 2,610 |
| Mr R S Ager (b) | 463 | 37 | 3 | 679 | 452 | 1,634 | 1,425 |
| Mr C L Allen | 47 | – | – | – | – | 47 | 41 |
| Mr R F Chase | 49 | – | – | – | – | 49 | 28 |
| Mr P A Clarke | 531 | 65 | 3 | 619 | 439 | 1,657 | 1,431 |
| Mr E M Davies (a) | 28 | – | – | – | – | 28 | – |
| Dr H Einsmann | 44 | – | – | – | – | 44 | 36 |
| Mr J Gildersleeve (b) | 614 | 96 | 3 | 851 | 597 | 2,161 | 1,928 |
| Mr A T Higginson | 538 | 37 | 3 | 619 | 462 | 1,659 | 1,513 |
| Mr K J Hydon (a) | 1 | – | – | – | – | 1 | – |
| Mr T J R Mason | 538 | 12 | 3 | 619 | 509 | 1,681 | 1,561 |
| Mrs V Morali | 44 | – | – | – | – | 44 | 36 |
| Mr G F Pimlott | 72 | – | – | – | – | 72 | 59 |
| Mr D T Potts | 531 | 34 | 3 | 619 | 474 | 1,661 | 1,442 |
| | 5,542 | 441 | 24 | 5,918 | 4,945 | 16,870 | 15,375 |

(a) Appointed during the year.

(b) Retired from the Tesco Group in March 2004. Mr R S Ager and Mr J Gildersleeve were awarded bonuses of £150,000 each, which have been sacrificed in return for pension augmentation.

(c) Mr D E Reid has sacrificed an amount of £430,000 from his long-term bonus relating to overseas business growth in return for pension augmentation. Mr D E Reid resigned as an Executive Director in December 2003 and was appointed Non-executive Chairman in April 2004.

The performance criteria set out on pages 14 to 16 is audited information.

## REPORT OF THE DIRECTORS ON REMUNERATION CONTINUED

**TABLE 2** Gains made on share options

| | Number of shares at exercise price (pence) | | | | | | | | Value realisable | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 70.0 | 98.3 | 151.7 | 176.7 | 178.0 | 205.0 | Total | Price at exercise (pence) | 2004 £000 | 2003 £000 |
| Sir Terry Leahy | – | 523,728 | – | – | – | – | 523,728 | 214.75 | 610 | 2,422 |
| Mr D E Reid | 11,427 | 223,728 | 601,305 | – | – | | 836,460 | 241.30 | 879 | – |
| Mr R S Ager | – | – | – | – | – | – | – | – | – | – |
| Mr P A Clarke | – | – | – | – | – | – | – | – | – | – |
| Mr J Gildersleeve | – | 122,034 | – | – | – | – | 122,034 | 214.75 | 142 | – |
| Mr A T Higginson | – | – | – | – | – | – | – | – | – | – |
| Mr T J R Mason* | – | – | 198,669 | 18,000 | 15,000 | 9,888 | 241,557 | 244.00 | 209 | – |
| Mr D T Potts | – | – | – | – | – | – | – | – | – | – |
| Date of grant | 10.06.1997 | 3.07.1999 | 07.10.2000 | 21.05.2001 | 28.01.2002 | 26.06.2003 | | | | |

* Includes Mrs F M Mason

The value realisable from shares acquired on exercise is the difference between the fair market value at exercise and the exercise price of the options, although the shares may have been retained. Where individual Directors exercised options on different dates, the price at exercise shown represents an average of the prices on these dates weighted to the number of options exercised. In the case of Mr D E Reid, all of the options at 70.0p were exercised at 59.7p as targets related to growth in earnings per share in accordance with ABI guidelines, have been achieved. The share price at 28 February 2004 was 257.5p. The share price during the 53 weeks to 28 February 2004 ranged from 159.0p to 262.0p.

The performance criteria for share options set out on page 16 is audited information.

**TABLE 3** Pension details of the Directors

| | Age at 28 February 2004 | Years of company service | Total accrued pension at 28 February 2004 (a) £000 | Increase in accrued pension during the year £000 | Increase in accrued pension during the year (net of inflation) £000 | Transfer value of previous column at 28 February 2004 £000 | Transfer value of total accrued pension at 22 February 2003 £000 | Transfer value of total accrued pension at 28 February 2004 £000 | Increase in transfer value less Directors' contributions £000 |
|---|---|---|---|---|---|---|---|---|---|
| Sir Terry Leahy (b) | 48 | 25 | 433 | 50 | 39 | 471 | 2,554 | 3,801 | 1,247 |
| Mr D E Reid (c) | 57 | 19 | 409 | 38 | 27 | 1,531 | 5,273 | 8,010 | 2,737 |
| Mr R S Ager (e) | 58 | 18 | 287 | 30 | 23 | 390 | 3,910 | 4,844 | 934 |
| Mr P A Clarke | 43 | 29 | 200 | 31 | 26 | 191 | 941 | 1,447 | 506 |
| Mr J Gildersleeve (e) | 59 | 39 | 404 | 34 | 23 | 423 | 6,113 | 7,273 | 1,160 |
| Mr A T Higginson (d) | 46 | 6 | 112 | 25 | 22 | 181 | 545 | 908 | 363 |
| Mr T J R Mason | 46 | 22 | 223 | 26 | 20 | 163 | 1,204 | 1,802 | 598 |
| Mr D T Potts | 46 | 31 | 222 | 34 | 29 | 238 | 1,197 | 1,833 | 636 |

(a) The accrued pension is that which would be paid annually on retirement at 60, based on service to 28 February 2004.

(b) Sir Terry Leahy is entitled to retire at any age from 57 to 60 inclusive, with an immediate pension of two-thirds of base salary. Part of his pension may be provided on an unfunded basis within a separate unapproved arrangement.

(c) Mr D E Reid retired early on 31 December 2003. The accrued total pension shown is his pension immediately after retirement. In addition, Mr D E Reid sacrificed £430,000 of a bonus payment in return for pension augmentation. This pension augmentation has been taken into account for the accrued pension and transfer values at 28 February 2004.

(d) Part of Mr A T Higginson's benefits, in respect of pensionable earnings in excess of the earnings limit imposed by the Finance Act 1989, are provided on an unfunded basis within a separate unapproved arrangement.

(e) As disclosed in Table 1, Mr R S Ager and Mr J Gildersleeve each sacrificed £150,000 of bonus for pension augmentation. The actual augmentations took place after 28 February 2004 and are therefore not included in the table above.

All transfer values have been calculated in accordance with Actuarial Guidance Note GN11.

**TABLE 4** Share options held by Directors and not exercised at 28 February 2004

Executive share option schemes (1984), (1994) and (1996) — Number of shares at exercise price (pence)

| | 104.0 | 151.7(a) | 176.7 | 164.0 | 178.0 | 179.4 | 173.0 | Sub-total |
|---|---|---|---|---|---|---|---|---|
| Sir Terry Leahy | 248,256 | 120,660 | – | 126,832 | – | – | 228,901 | 724,649 |
| Mr D E Reid | – | – | – | 90,245 | – | 425,827 | 117,920 | 633,992 |
| Mr R S Ager | – | 299,904 | 89,433 | 26,831 | 149,171 | – | 36,994 | 602,333 |
| Mr P A Clarke | – | – | – | 29,946 | 146,991 | – | 277,170 | 454,107 |
| Mr J Gildersleeve | – | 504,999 | 150,564 | 56,100 | 364,092 | – | 73,988 | 1,149,743 |
| Mr A T Higginson | – | – | 373,584 | 63,415 | – | – | 76,301 | 513,300 |
| Mr T J R Mason | – | – | 149,076 | 63,415 | 255,796 | – | 87,861 | 556,148 |
| Mr D T Potts | – | – | – | 38,756 | 288,730 | – | 199,827 | 527,313 |
| Date exercisable | 13.10.1998 | 07.10.2000 | 21.05.2001 | 30.09.2001 | 28.01.2002 | 24.05.2002 | 30.11.2002 | |

Number of shares at exercise price (pence)

| | Sub-total b/f | 209.5 | 205.0 | 247.0 | 259.0 | 197.5(b) | Total |
|---|---|---|---|---|---|---|---|
| Sir Terry Leahy | 724,649 | 17,673 | 780,487 | 647,773 | 642,471 | 939,747 | 3,752,800 |
| Mr D E Reid | 633,992 | – | 604,878 | 502,024 | 498,069 | 707,848 | 2,946,811 |
| Mr R S Ager | 602,333 | 182,528 | 390,243 | 323,886 | 321,236 | 455,696 | 2,275,922 |
| Mr P A Clarke | 454,107 | 77,683 | 360,975 | 299,595 | 328,185 | 501,266 | 2,021,811 |
| Mr J Gildersleeve | 1,149,743 | – | 517,073 | 429,149 | 425,483 | 604,557 | 3,126,005 |
| Mr A T Higginson | 513,300 | – | 419,512 | 348,178 | 358,301 | 523,544 | 2,162,835 |
| Mr T J R Mason | 556,148 | – | 419,512 | 359,678 | 373,451 | 540,494 | 2,249,283 |
| Mr D T Potts | 527,313 | – | 360,975 | 299,595 | 328,185 | 501,266 | 2,017,334 |
| Date exercisable | | 20.04.2003 | 26.06.2003 | 26.04.2004 | 15.04.2005 | 14.04.2006 | |

(a) Date of expiry is seven years from date exercisable, with the exception of the 151.7p options which expire four years from date exercisable.
(b) Options granted in the year (Mid-market price on date of grant 202.75p).

The performance criteria for share options set out on page 16 is audited information.

**TABLE 5** Share options held by Directors and not exercised at 28 February 2004

Savings-related share option scheme (1981) — Number of shares — Value realisable

| | As at 23 Feb 2003 | Granted(a) | Exercised | As at 28 Feb 2004 | Exercise price pence | 2004 £000 | 2003 £000 |
|---|---|---|---|---|---|---|---|
| Sir Terry Leahy | 7,676 | 1,625 | – | 9,301 | 151.0-198.0 | – | – |
| Mr D E Reid | 5,260 | – | – | 5,260 | 151.0-198.0 | – | 3 |
| Mr R S Ager | 10,573 | 946 | 4,963 | 6,556 | 151.0-198.0 | 5 | – |
| Mr P A Clarke | 9,164 | 1,625 | 1,488 | 9,301 | 151.0-198.0 | 2 | 2 |
| Mr J Gildersleeve | 5,127 | – | – | 5,127 | 151.0-198.0 | – | 4 |
| Mr A T Higginson | 7,676 | 1,625 | – | 9,301 | 151.0-198.0 | – | – |
| Mr T J R Mason | 10,745 | 1,625 | – | 12,370 | 151.0-198.0 | – | 23 |
| Mr D T Potts | 5,441 | 1,625 | – | 7,066 | 159.0-198.0 | – | – |

(a) Options granted include new family interests that fall to be reported during the year.

The subscription price for options granted during the year under the savings-related share option scheme was 195.0p and the options mature in either 2007 (three-year scheme) or 2009 (five-year scheme). The mid-market price at the date of the grant was 238.5p. The shares relating to options exercised in the year were all retained.

# REPORT OF THE DIRECTORS ON REMUNERATION CONTINUED

**TABLE 6** Directors' interests in the long-term incentive plan

| Name | Cycle ending | Award date | No of shares at 22 Feb 2003 | Shares awarded | Shares vested | No of shares at 28 Feb 2004 | Value vested £000 | Vesting date | MMP on vesting (p) |
|---|---|---|---|---|---|---|---|---|---|
| Sir Terry Leahy | 2004 | 13.05.97 | 103,576 | 16,577 | 120,153 | – | 303 | 24.02.04 | 252.38 |
| | 2004 | 16.04.99 | 150,180 | 24,035 | 174,215 | – | 440 | 24.02.04 | 252.38 |
| | 2004 | 08.05.00 | 88,975 | 2,772 | – | 91,747 | – | 08.05.04 | – |
| | 2004 | 10.04.02 | 338,137 | 10,534 | – | 348,671 | – | 10.04.04 | – |
| | 2005 | 11.05.98 | 68,554 | 10,971 | – | 79,525 | – | 11.05.05 | – |
| | 2005 | 08.05.00 | 156,712 | 25,080 | – | 181,792 | – | 08.05.05 | – |
| | 2005 | 11.04.01 | 145,189 | 4,523 | – | 149,712 | – | 11.04.05 | – |
| | 2005 | 09.04.03 | – | 523,938 | – | 523,938 | – | 09.04.05 | – |
| | 2006 | 16.04.99 | 82,922 | 13,271 | – | 96,193 | – | 16.04.06 | – |
| | 2006 | 11.04.01 | 101,628 | 16,263 | – | 117,891 | – | 11.04.06 | – |
| | 2006 | 10.04.02 | 223,707 | 6,970 | – | 230,677 | – | 10.04.06 | – |
| | 2007 | 09.04.03 | – | 329,887 | – | 329,887 | – | 09.04.07 | – |
| Mr D E Reid | 2004 | 13.05.97 | 95,284 | 15,249 | 110,533 | – | 283 | 05.01.04 | 256.38 |
| | 2004 | 16.04.99 | 135,157 | 21,630 | 156,787 | – | 402 | 05.01.04 | 256.38 |
| | 2004 | 08.05.00 | 75,010 | 2,336 | 77,346 | – | 198 | 05.01.04 | 256.38 |
| | 2004 | 10.04.02 | 262,137 | 8,165 | 270,302 | – | 693 | 05.01.04 | 256.38 |
| | 2005 | 11.05.98 | 62,995 | 10,082 | 73,077 | – | 187 | 05.01.04 | 256.38 |
| | 2005 | 08.05.00 | 132,113 | 21,142 | 153,255 | – | 393 | 05.01.04 | 256.38 |
| | 2005 | 11.04.01 | 112,523 | 3,506 | 116,029 | – | 297 | 05.01.04 | 256.38 |
| | 2005 | 09.04.03 | – | 394,647 | 394,647 | – | 1,012 | 05.01.04 | 256.38 |
| | 2006 | 16.04.99 | 74,629 | 11,943 | 86,572 | – | 222 | 05.01.04 | 256.38 |
| | 2006 | 11.04.01 | 78,762 | 12,602 | 91,364 | – | 234 | 05.01.04 | 256.38 |
| | 2006 | 10.04.02 | 173,427 | 5,403 | 178,830 | – | 458 | 05.01.04 | 256.38 |
| | 2007 | 09.04.03 | – | 248,480 | 248,480 | – | 637 | 05.01.04 | 256.38 |
| Mr R S Ager | 2004 | 13.05.97 | 70,425 | 11,270 | 81,695 | – | 206 | 24.02.04 | 252.38 |
| | 2004 | 16.04.99 | 95,636 | 15,303 | 110,939 | – | 280 | 24.02.04 | 252.38 |
| | 2004 | 08.05.00 | 50,404 | 1,570 | – | 51,974 | – | 08.05.04 | – |
| | 2004 | 10.04.02 | 169,067 | 5,266 | – | 174,333 | – | 10.04.04 | – |
| | 2005 | 11.05.98 | 46,581 | 7,453 | – | 54,034 | – | 11.05.05 | – |
| | 2005 | 08.05.00 | 88,775 | 14,207 | – | 102,982 | – | 08.05.05 | – |
| | 2005 | 11.04.01 | 72,593 | 2,261 | – | 74,854 | – | 11.04.05 | – |
| | 2005 | 09.04.03 | – | 254,064 | – | 254,064 | – | 09.04.05 | – |
| | 2006 | 16.04.99 | 52,807 | 8,450 | – | 61,257 | – | 16.04.06 | – |
| | 2006 | 11.04.01 | 50,812 | 8,130 | – | 58,942 | – | 11.04.06 | – |
| | 2006 | 10.04.02 | 111,853 | 3,485 | – | 115,338 | – | 10.04.06 | – |
| | 2007 | 09.04.03 | – | 159,966 | – | 159,966 | – | 09.04.07 | – |

| Date of award | 13.05.97 | 11.05.98 | 16.04.99 | 08.05.00 | 11.04.01 | 10.04.02 | 09.04.03 |
|---|---|---|---|---|---|---|---|
| Award price (p) | 126.83 | 186.66 | 168.83 | 174.00 | 259.25 | 248.00 | 197.25 |

**TABLE 6** Directors' interests in the long-term incentive plan continued

| Name | Cycle ending | Award date | No of shares at 22 Feb 2003 | Shares awarded | Shares vested | No of shares at 28 Feb 2004 | Value vested £000 | Vesting date | MMP on vesting (p) |
|---|---|---|---|---|---|---|---|---|---|
| Mr P A Clarke | 2004 | 13.05.97 | 30,028 | 4,805 | 34,833 | – | 88 | 24.02.04 | 252.38 |
| | 2004 | 08.05.00 | 36,573 | 1,139 | – | 37,712 | – | 08.05.04 | – |
| | 2004 | 11.04.01 | 47,001 | – | 47,001 | – | 94 | 09.04.03 | 199.50 |
| | 2004 | 10.04.02 | 172,727 | 5,380 | – | 178,107 | – | 10.04.04 | – |
| | 2005 | 11.05.98 | 20,443 | 3,271 | – | 23,714 | – | 11.05.05 | – |
| | 2005 | 08.05.00 | 57,352 | 9,176 | – | 66,528 | – | 08.05.05 | – |
| | 2005 | 11.04.01 | 67,149 | 2,092 | – | 69,241 | – | 11.04.05 | – |
| | 2005 | 09.04.03 | – | 279,469 | – | 279,469 | – | 09.04.05 | – |
| | 2006 | 16.04.99 | 18,570 | – | 18,570 | – | 37 | 09.04.03 | 199.50 |
| | 2006 | 10.04.02 | 114,274 | 3,560 | – | 117,834 | – | 10.04.06 | – |
| | 2007 | 09.04.03 | – | 175,962 | – | 175,962 | – | 09.04.07 | – |
| Mr J Gildersleeve | 2004 | 13.05.97 | 90,104 | 14,421 | 104,525 | – | 264 | 24.02.04 | 252.38 |
| | 2004 | 16.04.99 | 124,618 | 19,943 | 144,561 | – | 365 | 24.02.04 | 252.38 |
| | 2004 | 08.05.00 | 67,162 | 2,092 | – | 69,254 | – | 08.05.04 | – |
| | 2004 | 10.04.02 | 223,934 | 6,975 | – | 230,909 | – | 10.04.04 | – |
| | 2005 | 11.05.98 | 59,551 | 9,529 | – | 69,080 | – | 11.05.05 | – |
| | 2005 | 08.05.00 | 118,293 | 18,929 | – | 137,222 | – | 08.05.05 | – |
| | 2005 | 11.04.01 | 96,189 | 2,996 | – | 99,185 | – | 11.04.05 | – |
| | 2005 | 09.04.03 | – | 337,058 | – | 337,058 | – | 09.04.05 | – |
| | 2006 | 16.04.99 | 68,810 | 11,012 | – | 79,822 | – | 16.04.06 | – |
| | 2006 | 11.04.01 | 67,327 | 10,774 | – | 78,101 | – | 11.04.06 | – |
| | 2006 | 10.04.02 | 148,152 | 4,615 | – | 152,767 | – | 10.04.06 | – |
| | 2007 | 09.04.03 | – | 212,222 | – | 212,222 | – | 09.04.07 | – |
| Mr A T Higginson | 2004 | 16.04.99 | 93,791 | 15,009 | 108,800 | – | 275 | 24.02.04 | 252.38 |
| | 2004 | 08.05.00 | 51,734 | 1,611 | – | 53,345 | – | 08.05.04 | – |
| | 2004 | 10.04.02 | 188,576 | 5,874 | – | 194,450 | – | 10.04.04 | – |
| | 2005 | 11.04.01 | 78,039 | 2,431 | – | 80,470 | – | 11.04.05 | – |
| | 2005 | 09.04.03 | – | 291,891 | – | 291,891 | – | 09.04.05 | – |
| | 2006 | 16.04.99 | 51,789 | 8,287 | – | 60,076 | – | 16.04.06 | – |
| | 2006 | 11.04.01 | 54,626 | 8,740 | – | 63,366 | – | 11.04.06 | – |
| | 2006 | 10.04.02 | 124,759 | 3,887 | – | 128,646 | – | 10.04.06 | – |
| | 2007 | 09.04.03 | – | 183,784 | – | 183,784 | – | 09.04.07 | – |

# REPORT OF THE DIRECTORS ON REMUNERATION CONTINUED

**TABLE 6** Directors' interests in the long-term incentive plan continued

| Name | Cycle ending | Award date | No of shares at 22 Feb 2003 | Shares awarded | Shares vested | No of shares at 28 Feb 2004 | Value vested £000 | Vesting date | MMP on vesting (p) |
|---|---|---|---|---|---|---|---|---|---|
| Mr T J R Mason | 2004 | 13.05.97 | 57,994 | 9,281 | 67,275 | – | 170 | 24.02.04 | 252.38 |
| | 2004 | 16.04.99 | 92,479 | 14,799 | 107,278 | – | 271 | 24.02.04 | 252.38 |
| | 2004 | 08.05.00 | 51,734 | 1,611 | – | 53,345 | – | 08.05.04 | – |
| | 2004 | 10.04.02 | 188,576 | 5,874 | – | 194,450 | – | 10.04.04 | – |
| | 2005 | 11.05.98 | 43,009 | 6,883 | – | 49,892 | – | 11.05.05 | – |
| | 2005 | 08.05.00 | 91,118 | 14,580 | – | 105,698 | – | 08.05.05 | – |
| | 2005 | 11.04.01 | 78,039 | 2,431 | – | 80,470 | – | 11.04.05 | – |
| | 2005 | 09.04.03 | – | 291,891 | – | 291,891 | – | 09.04.05 | – |
| | 2006 | 16.04.99 | 51,063 | 8,171 | – | 59,234 | – | 16.04.06 | – |
| | 2006 | 11.04.01 | 54,626 | 8,730 | – | 63,356 | – | 11.04.06 | – |
| | 2006 | 10.04.02 | 124,759 | 3,887 | – | 128,646 | – | 10.04.06 | – |
| | 2007 | 09.04.03 | – | 183,784 | – | 183,784 | – | 09.04.07 | – |
| Mr D T Potts | 2004 | 13.05.97 | 33,136 | 5,303 | 38,439 | – | 97 | 24.02.04 | 252.38 |
| | 2004 | 16.04.99 | 48,325 | 7,733 | 56,058 | – | 141 | 24.02.04 | 252.38 |
| | 2004 | 08.05.00 | 39,897 | 1,242 | – | 41,139 | – | 08.05.04 | – |
| | 2004 | 10.04.02 | 172,727 | 5,380 | – | 178,107 | – | 10.04.04 | – |
| | 2005 | 11.05.98 | 28,200 | 4,513 | – | 32,713 | – | 11.05.05 | – |
| | 2005 | 08.05.00 | 70,272 | 11,244 | – | 81,516 | – | 08.05.05 | – |
| | 2005 | 11.04.01 | 67,149 | 2,092 | – | 69,241 | – | 11.04.05 | – |
| | 2005 | 09.04.03 | – | 279,469 | – | 279,469 | – | 09.04.05 | – |
| | 2006 | 16.04.99 | 25,497 | 4,080 | – | 29,577 | – | 16.04.06 | – |
| | 2006 | 11.04.01 | 47,001 | 7,519 | – | 54,520 | – | 11.04.06 | – |
| | 2006 | 10.04.02 | 114,274 | 3,560 | – | 117,834 | – | 10.04.06 | – |
| | 2007 | 09.04.03 | – | 175,962 | – | 175,962 | – | 09.04.07 | – |

The Mid-Market Price (MMP) on the date of award (09.04.03) was 199.50p.
Long-Term awards from 2001 are classed as four year cycles as no election for enhancement is possible yet.
Short-Term matching award for 2002 is classed as a two year cycle as no election for enhancement is possible yet.
Long-Term awards can be enhanced from the 4th year, extending the cycle to seven years.
Short-Term matching awards can be enhanced from the 2nd year, extending the cycle to five years.

**TABLE 7** Disclosable interests of the Directors, including family interests

| | 28 Feb 2004 | | 22 Feb 2003 | |
|---|---|---|---|---|
| | Ordinary shares | Options to acquire ordinary shares | Ordinary shares | Options to acquire ordinary shares |
| Mr J A Gardiner | 669,111 | – | 627,805 | – |
| Sir Terry Leahy | 4,915,893 | 3,762,101 | 3,754,973 | 3,344,457 |
| Mr D E Reid | 189,682 | 2,952,071 | 2,450,973 | 3,080,683 |
| Mr R S Ager | 1,971,071 | 2,282,478 | 1,448,706 | 1,830,799 |
| Mr R F Chase | 50,000 | – | – | – |
| Mr P A Clarke | 983,778 | 2,031,112 | 631,795 | 1,529,709 |
| Mr E M Davies | 2,400 | – | – | – |
| Dr H Einsmann | 92,150 | – | – | – |
| Mr J Gildersleeve | 1,829,760 | 3,131,132 | 1,272,629 | 2,648,609 |
| Mr A T Higginson | 1,160,023 | 2,172,136 | 679,897 | 1,646,967 |
| Mr K J Hydon | 30,093 | – | – | – |
| Mr T J R Mason | 1,519,084 | 2,261,653 | 1,087,172 | 1,961,091 |
| Mr G F Pimlott | 33,418 | – | 32,529 | – |
| Mr D T Potts | 1,250,463 | 2,024,400 | 774,912 | 1,521,509 |

Options to acquire ordinary shares shown above comprise options under the executive share option schemes (1984), (1994), (1996) and the savings-related share option scheme (1981) (note 26).

Between 28 February 2004 and 19 April 2004, 586 shares were purchased by Executive Directors as part of the Partnership Share Plan (BAYE) operated by the Group.

The ordinary shares include shares held as part of incentive plans shown in table 6.

# DIRECTORS' RESPONSIBILITIES FOR THE PREPARATION OF THE FINANCIAL STATEMENTS

The Directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and the Group as at the end of the financial year and of the profit or loss for the financial year.

The Directors consider that in preparing the financial statements on pages 26 to 55 the company and Group have used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

The Directors have responsibility for ensuring that the company and Group keep accounting records which disclose, with reasonable accuracy at any time, the financial position of the company and Group and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The Directors are responsible for the maintenance and integrity of the Annual Review and Summary Financial Statement and Annual Report and Financial Statements published on the Group's Corporate website. Legislation in the UK concerning the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

# INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF TESCO PLC

We have audited the financial statements which comprise the Group profit and loss account, the balance sheets, the cash flow statement, the statement of total recognised gains and losses and the related notes which have been prepared under the historical cost convention and the accounting policies set out in the statement of accounting policies. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Directors' remuneration report ('the auditable part').

**RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS** The Directors' responsibilities for preparing the annual report, the Directors' remuneration report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of Directors' responsibilities.

Our responsibility is to audit the financial statements and the auditable part of the Directors' remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Directors' remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Directors' report, the unaudited part of the Directors' remuneration report, the Chairman's statement, the operating and financial review and the corporate governance statement.

We review whether the corporate governance statement reflects the company's compliance with the seven provisions of the Combined Code (issued in June 1998) specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the company's or Group's corporate governance procedures or its risk and control procedures.

**BASIS OF AUDIT OPINION** We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Directors' remuneration report. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Directors' remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

**OPINION** In our opinion:

- the financial statements give a true and fair view of the state of affairs of the company and the Group at 28 February 2004 and of the profit and cash flows of the Group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the Directors' remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

**PricewaterhouseCoopers LLP**
Chartered Accountants and Registered Auditors
London 19 April 2004

# GROUP PROFIT AND LOSS ACCOUNT

53 weeks ended 28 February 2004

| | note | Continuing operations 2004 £m | Continuing operations Acquisitions 2004 £m | 2004 £m | 2003 restated £m |
|---|---|---|---|---|---|
| **Sales at net selling prices** | 2 | 33,418 | 139 | 33,557 | 28,280 |
| Turnover including share of joint ventures | | 30,919 | 131 | 31,050 | 26,197 |
| Less: share of joint ventures' turnover | | (236) | – | (236) | (193) |
| **Group turnover excluding value added tax** | 2/3 | 30,683 | 131 | 30,814 | 26,004 |
| Operating expenses | | | | | |
| – Normal operating expenses | | (28,804) | (121) | (28,925) | (24,444) |
| – Employee profit-sharing | 4 | (57) | – | (57) | (51) |
| – Integration costs | | (45) | – | (45) | (4) |
| – Goodwill amortisation | 12 | (48) | (4) | (52) | (21) |
| **Operating profit** | 2/3 | 1,729 | 6 | 1,735 | 1,484 |
| Share of operating profit of joint ventures and associates | | 97 | – | 97 | 70 |
| Net loss on disposal of fixed assets | | (9) | – | (9) | (13) |
| **Profit on ordinary activities before interest and taxation** | | 1,817 | 6 | 1,823 | 1,541 |
| Net interest payable | 8 | | | (223) | (180) |
| **Profit on ordinary activities before taxation** | 5 | | | 1,600 | 1,361 |
| Underlying profit before net loss on disposal of fixed assets, integration costs and goodwill amortisation | | | | 1,708 | 1,401 |
| Net loss on disposal of fixed assets | | | | (9) | (13) |
| Integration costs | | | | (45) | (4) |
| Goodwill amortisation | | | | (52) | (21) |
| Goodwill amortisation in joint ventures and associates | | | | (2) | (2) |
| Tax on profit on ordinary activities | 9 | | | (498) | (415) |
| **Profit on ordinary activities after taxation** | | | | 1,102 | 946 |
| Minority interests | | | | (2) | – |
| **Profit for the financial year** | | | | 1,100 | 946 |
| Dividends | 10 | | | (516) | (443) |
| **Retained profit for the financial year** | 25 | | | 584 | 503 |
| | | | | Pence | Pence |
| **Earnings per share** | 11 | | | 15.05 | 13.54 |
| Adjusted for net loss on disposal of fixed assets after taxation | | | | 0.11 | 0.18 |
| Adjusted for integration costs after taxation | | | | 0.55 | 0.06 |
| Adjusted for goodwill amortisation | | | | 0.74 | 0.32 |
| **Underlying earnings per share†** | 11 | | | 16.45 | 14.10 |
| **Diluted earnings per share** | 11 | | | 14.93 | 13.42 |
| Adjusted for net loss on disposal of fixed assets after taxation | | | | 0.11 | 0.18 |
| Adjusted for integration costs after taxation | | | | 0.54 | 0.06 |
| Adjusted for goodwill amortisation | | | | 0.73 | 0.32 |
| **Underlying diluted earnings per share†** | 11 | | | 16.31 | 13.98 |
| **Dividend per share** | 10 | | | 6.84 | 6.20 |
| **Dividend cover (times)** | | | | 2.38 | 2.25 |

**Accounting policies and notes forming part of these financial statements are on pages 30 to 55.**

† Excluding net loss on disposal of fixed assets, integration costs and goodwill amortisation.

## STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

53 weeks ended 28 February 2004

| | Group | | Company | |
|---|---|---|---|---|
| | 2004 £m | 2003 £m | 2004 £m | 2003 £m |
| **Profit for the financial year** | 1,100 | 946 | 771 | 618 |
| (Loss)/gain on foreign currency net investments | (157) | 22 | (2) | – |
| **Total recognised gains and losses relating to the financial year** | 943 | 968 | 769 | 618 |

## RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

53 weeks ended 28 February 2004

| | Group | | Company | |
|---|---|---|---|---|
| | 2004 £m | 2003 £m | 2004 £m | 2003 £m |
| **Profit for the financial year** | 1,100 | 946 | 771 | 618 |
| Dividends | (516) | (443) | (516) | (443) |
| | 584 | 503 | 255 | 175 |
| (Loss)/gain on foreign currency net investments | (157) | 22 | (2) | – |
| New share capital subscribed less expenses | 844 | 421 | 869 | 433 |
| Payment of dividends by shares in lieu of cash | 158 | 40 | 158 | 40 |
| **Net addition to shareholders' funds** | 1,429 | 986 | 1,280 | 648 |
| Opening shareholders' funds | 6,516 | 5,530 | 3,257 | 2,609 |
| **Closing shareholders' funds** | 7,945 | 6,516 | 4,537 | 3,257 |

**Accounting policies and notes forming part of these financial statements are on pages 30 to 55.**

# BALANCE SHEETS

28 February 2004

| | note | £m | 2004 £m | £m | 2003 £m | Company 2004 £m | Company 2003 £m |
|---|---|---|---|---|---|---|---|
| | | | Group | | | | |
| **Fixed assets** | | | | | | | |
| Intangible assets | 12 | | 965 | | 890 | – | – |
| Tangible assets | 13 | | 14,094 | | 12,828 | – | – |
| Investments | 14 | | 34 | | 59 | 9,077 | 7,820 |
| Investments in joint ventures | 14 | | | | | | |
| Share of gross assets | | 2,006 | | 1,708 | | – | – |
| Less: share of gross liabilities | | (1,712) | | (1,459) | | – | – |
| Goodwill | | 15 | | 17 | | – | – |
| | | | 309 | | 266 | 143 | 158 |
| Investments in associates | 14 | | 21 | | 18 | – | – |
| | | | 15,423 | | 14,061 | 9,220 | 7,978 |
| **Current assets** | | | | | | | |
| Stocks | 15 | | 1,199 | | 1,140 | – | – |
| Debtors | 16 | | 840 | | 662 | 1,624 | 1,012 |
| Investments | 17 | | 430 | | 239 | 99 | – |
| Cash at bank and in hand | | | 670 | | 399 | – | – |
| | | | 3,139 | | 2,440 | 1,723 | 1,012 |
| **Creditors: falling due within one year** | 18 | | (5,618) | | (5,372) | (2,456) | (1,961) |
| **Net current liabilities** | | | (2,479) | | (2,932) | (733) | (949) |
| **Total assets less current liabilities** | | | 12,944 | | 11,129 | 8,487 | 7,029 |
| ***Creditors:* falling due after more than one year** | 19 | | (4,368) | | (4,049) | (3,950) | (3,772) |
| **Provisions for liabilities and charges** | 22 | | (586) | | (521) | – | – |
| **Net assets** | | | 7,990 | | 6,559 | 4,537 | 3,257 |
| **Capital and reserves** | | | | | | | |
| Called up share capital | 24 | | 384 | | 362 | 384 | 362 |
| Share premium account | 25 | | 3,470 | | 2,465 | 3,470 | 2,465 |
| Other reserves | 25 | | 40 | | 40 | – | – |
| Profit and loss account | 25 | | 4,051 | | 3,649 | 683 | 430 |
| **Equity shareholders' funds** | | | 7,945 | | 6,516 | 4,537 | 3,257 |
| Minority interests | | | 45 | | 43 | – | – |
| **Total capital employed** | | | 7,990 | | 6,559 | 4,537 | 3,257 |

**Accounting policies and notes forming part of these financial statements are on pages 30 to 55.**

**Terry Leahy**
**Andrew Higginson**
Directors
Financial statements approved by the Board on 19 April 2004.

# GROUP CASH FLOW STATEMENT

53 weeks ended 28 February 2004

| | note | 2004 £m | 2003 £m |
|---|---|---|---|
| **Net cash inflow from operating activities** | 32 | 2,942 | 2,375 |
| **Dividends from joint ventures and associates** | | | |
| Income received from joint ventures and associates | | 60 | 11 |
| **Returns on investments and servicing of finance** | | | |
| Interest received | | 41 | 37 |
| Interest paid | | (320) | (253) |
| Interest element of finance lease rental payments | | (17) | (2) |
| Cash received on sale of financial instruments | | 235 | – |
| **Net cash outflow from returns on investments and servicing of finance** | | (61) | (218) |
| **Taxation** | | | |
| Corporation tax paid | | (326) | (366) |
| **Capital expenditure and financial investment** | | | |
| Payments to acquire tangible fixed assets | | (2,239) | (2,032) |
| Receipts from sale of tangible fixed assets | | 62 | 32 |
| Purchase of own shares | | (51) | (52) |
| **Net cash outflow from capital expenditure and financial investment** | | (2,228) | (2,052) |
| **Acquisitions and disposals** | | | |
| Purchase of subsidiary undertakings | | (269) | (419) |
| Net cash at bank and in hand acquired with subsidiaries | | 53 | 33 |
| Invested in joint ventures | | (48) | (43) |
| Invested in associates and other investments | | (8) | (7) |
| **Net cash outflow from acquisitions and disposals** | | (272) | (436) |
| **Equity dividends paid** | | (303) | (368) |
| **Cash outflow before management of liquid resources and financing** | | (188) | (1,054) |
| **Management of liquid resources** | | | |
| Increase in short-term deposits | | (220) | (14) |
| **Financing** | | | |
| Ordinary shares issued for cash | | 868 | 73 |
| (Decrease)/increase in other loans | | (180) | 774 |
| New finance leases | | 75 | 249 |
| Capital element of finance leases repaid | | (73) | (73) |
| **Net cash inflow from financing** | | 690 | 1,023 |
| **Increase/(decrease) in cash** | | 282 | (45) |
| **Reconciliation of net cash flow to movement in net debt** | | | |
| Increase/(decrease) in cash | | 282 | (45) |
| Cash outflow/(inflow) from decrease/(increase) in debt and lease financing | | 178 | (950) |
| Increase in liquid resources | | 220 | 14 |
| Loans and finance leases acquired with subsidiaries | | (5) | (172) |
| Amortisation of 4% unsecured deep discount loan stock, RPI and LPI bonds | | (20) | (8) |
| Other non-cash movements | | (2) | (19) |
| Foreign exchange differences | | (6) | 3 |
| **Decrease/(increase) in net debt** | | 647 | (1,177) |
| Opening net debt | 33 | (4,737) | (3,560) |
| **Closing net debt** | 33 | (4,090) | (4,737) |

**Accounting policies and notes forming part of these financial statements are on pages 30 to 55.**

# ACCOUNTING POLICIES

**BASIS OF PREPARATION OF FINANCIAL STATEMENTS** These financial statements have been prepared under the historical cost convention, in accordance with applicable accounting standards and the Companies Act 1985.

As in the prior year, the Group has continued to account for pensions and other post-employment benefits in accordance with SSAP 24 but has complied with the transitional disclosure requirements of FRS 17. These transitional disclosures are presented in note 27.

**BASIS OF CONSOLIDATION** The Group financial statements consist of the financial statements of the parent company, its subsidiary undertakings and the Group's share of interests in joint ventures and associates. The accounts of the parent company's subsidiary undertakings are prepared to dates around 28 February 2004 apart from Global T.H., Tesco Polska Sp. z o.o., Tesco Stores ČR a.s., Tesco Stores SR a.s., Tesco Kipa A.Ş., Samsung Tesco Co. Limited, Tesco Malaysia Sdn Bhd, Tesco Taiwan Co. Limited, Ek-Chai Distribution System Co. Ltd and C Two-Network Co. Ltd which prepared accounts to 31 December 2003. In the opinion of the Directors, it is necessary for the above named subsidiaries to prepare accounts to a date earlier than the rest of the Group to enable the timely publication of the Group financial statements.

The Group's interests in joint ventures are accounted for using the gross equity method. The Group's interests in associates are accounted for using the equity method.

**TURNOVER** Turnover consists of sales through retail outlets and sales of development properties, excluding value added tax. The policy was revised this year in accordance with FRS 5 Application Note G 'Revenue Recognition' (issued November 2003). Turnover is now reported net of vouchers and on a commission-only basis for mobile phone airtime sales. Turnover is stated net of returns.

**STOCKS** Stocks comprise goods held for resale and properties held for, or in the course of, development and are valued at the lower of cost and net realisable value. Stocks in stores are calculated at retail prices and reduced by appropriate margins to take into account factors such as obsolescence, seasonality and damage.

**MONEY MARKET DEPOSITS** Money market deposits are stated at cost. All income from these investments is included in the profit and loss account as interest receivable and similar income.

**FIXED ASSETS AND DEPRECIATION** Fixed assets are carried at cost and include amounts in respect of interest paid on funds specifically related to the financing of assets in the course of construction. Interest is capitalised on a gross basis.

Depreciation is provided on a straight-line basis over the anticipated useful economic lives of the assets.

The following rates applied for the Group and are consistent with the prior year:

- Land premia paid in excess of the alternative use value – at 2.5% of cost.
- Freehold and leasehold buildings with greater than 40 years unexpired – at 2.5% of cost.
- Leasehold properties with less than 40 years unexpired are amortised by equal annual instalments over the unexpired period of the lease.
- Plant, equipment, fixtures and fittings and motor vehicles – at rates varying from 10% to 33%.

**GOODWILL** Goodwill arising on acquisitions is capitalised and amortised on a straight-line basis over its useful economic life, up to a maximum of 20 years.

**IMPAIRMENT OF FIXED ASSETS AND GOODWILL** Fixed assets and goodwill are subject to review for impairment in accordance with FRS 11, 'Impairment of Fixed Assets and Goodwill'. Any impairment is recognised in the profit and loss account in the year in which it occurs.

**LEASING** Plant, equipment and fixtures and fittings which are the subject of finance leases are dealt with in the financial statements as tangible fixed assets and equivalent liabilities at what would otherwise have been the cost of outright purchase.

Rentals are apportioned between reductions of the respective liabilities and finance charges, the latter being calculated by reference to the rates of interest implicit in the leases. The finance charges are dealt with under interest payable in the profit and loss account.

Leased assets are depreciated in accordance with the depreciation accounting policy over the anticipated working lives of the assets which generally correspond to the primary rental periods. The cost of operating leases in respect of land and buildings and other assets is expensed as incurred.

**TAXATION** The amount included in the profit and loss account is based on pre-tax reported income and is calculated at current local tax rates, taking into account timing differences and the likelihood of realisation of deferred tax assets and liabilities.

**DEFERRED TAX** Deferred tax is recognised in respect of all timing differences that have originated but not reversed by the balance sheet date and which could give rise to an obligation to pay more or less taxation in the future. Deferred tax assets are recognised to the extent that they are regarded as recoverable. They are regarded as recoverable to the extent that on the basis of all available evidence, it is regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws substantively enacted at the balance sheet date.

**PENSIONS** The expected cost of pensions in respect of the Group's defined benefit pension schemes is charged to the profit and loss account over the working lifetimes of employees in the schemes. Actuarial surpluses and deficits are spread over the expected remaining working lifetimes of employees. Note 27 in the financial statements provides further detail in respect of pension costs and commitments.

**POST-RETIREMENT BENEFITS OTHER THAN PENSIONS** The cost of providing other post-retirement benefits, which comprise private healthcare, is charged to the profit and loss account so as to spread the cost over the service lives of relevant employees in accordance with the advice of qualified actuaries. Actuarial surpluses and deficits are spread over the expected remaining working lifetimes of relevant employees.

**FOREIGN CURRENCIES** Assets and liabilities in foreign currencies are translated into sterling at the financial year end exchange rates. Profits and losses of overseas subsidiaries are translated into sterling at average rates of exchange. Gains and losses arising on the translation of the net assets of overseas subsidiaries, less exchange differences arising on matched foreign currency borrowings, are taken to reserves and disclosed in the statement of total recognised gains and losses. Gains and losses on instruments used for hedging are recognised in the profit and loss account when the exposure that is being hedged is itself recognised.

**FINANCIAL INSTRUMENTS** Derivative instruments utilised by the Group are interest rate swaps, floors and caps, forward start interest rate swaps, cross currency swaps, forward rate agreements and forward exchange contracts and options. Termination payments made or received in respect of derivatives are spread over the life of the underlying exposure in cases where the underlying exposure continues to exist. Where the underlying exposure ceases to exist, any termination payments are taken to the profit and loss account.

Interest differentials on derivative instruments are recognised by adjusting net interest payable. Premia or discounts on derivative instruments are amortised over the shorter of the life of the instrument or the underlying exposure.

Currency swap agreements are valued at closing rates of exchange. Forward exchange contracts are valued at discounted closing forward rates of exchange. Resulting gains or losses are offset against foreign exchange gains or losses on the related borrowings or, where the instrument is used to hedge a committed future transaction, are deferred until the transaction occurs or is extinguished.

# NOTES TO THE FINANCIAL STATEMENTS

## NOTE 1 Prior year adjustment

The Group has revised its accounting policy for turnover in accordance with FRS 5 Application Note G 'Revenue Recognition' (issued November 2003). The principal adjustments are to report turnover net of vouchers and on a commission-only basis for mobile phone airtime sales. The impact of the change in policy is to restate 2003 turnover and cost of sales by £333m. There is no impact on reported profit or cash flow.

## NOTE 2 Segmental analysis of sales, turnover, profit and net assets

The Group's operations of retailing and associated activities and property development are carried out in the UK, Republic of Ireland, Hungary, Poland, Czech Republic, Slovakia, Turkey, Thailand, South Korea, Taiwan, Malaysia and Japan. The results for Asia and the rest of Europe, excluding the Republic of Ireland, are for the year ended 31 December 2003.

| | 2004 | | | | 2003 | | | |
|---|---|---|---|---|---|---|---|---|
| | Sales including VAT £m | Turnover excluding VAT £m | Operating profit £m | Net operating assets £m | Sales including VAT restated £m | Turnover excluding VAT restated £m | Operating profit £m | Net operating assets £m |
| **Continuing operations** | | | | | | | | |
| UK | 26,876 | 24,760 | 1,526 | 8,990 | 23,101 | 21,309 | 1,297 | 8,445 |
| Rest of Europe | 3,834 | 3,385 | 184 | 1,856 | 3,007 | 2,664 | 141 | 1,658 |
| Asia | 2,847 | 2,669 | 122 | 1,234 | 2,172 | 2,031 | 71 | 1,193 |
| | 33,557 | 30,814 | 1,832 | | 28,280 | 26,004 | 1,509 | |
| Integration | | | (45) | | | | (4) | |
| Goodwill amortisation | | | (52) | | | | (21) | |
| Operating profit | | | 1,735 | | | | 1,484 | |
| Share of operating profit from joint ventures and associates | | | 97 | | | | 70 | |
| Net loss on disposal of fixed assets | | | (9) | | | | (13) | |
| Net interest payable | | | (223) | | | | (180) | |
| **Profit on ordinary activities before taxation** | | | 1,600 | | | | 1,361 | |
| Operating margin (prior to goodwill amortisation and integration costs) | | | 5.9% | | | | 5.8% | |
| | | | | 12,080 | | | | 11,296 |
| Net debt (note 20) | | | | (4,090) | | | | (4,737) |
| Net assets | | | | 7,990 | | | | 6,559 |

Inter-segmental turnover between the geographical areas of business is not material. Turnover is disclosed by origin. There is no material difference in turnover by destination.

The Group's share of turnover in the joint ventures, which is not included in the numbers above, is £236m (2003 – £193m).

Group sales including VAT were £33,557m (2003 – £28,280m). The gross transaction value, which includes the non-commission element of mobile phone airtime and lottery sales, was £34,360m (2003 – £28,819m).

**NOTE 3** Analysis of operating profit

| | 2004 £m | 2003 restated £m |
|---|---|---|
| Turnover excluding VAT | 30,814 | 26,004 |
| Cost of sales | (28,405) | (24,007) |
| Gross profit | 2,409 | 1,997 |
| Administration expenses | (577) | (488) |
| Integration costs | (45) | (4) |
| Goodwill amortisation | (52) | (21) |
| Operating profit | 1,735 | 1,484 |

Cost of sales includes distribution costs and store operating costs. Employee profit-sharing is included within administration expenses.

**NOTE 4** Employee profit-sharing

This represents the amount allocated to the trustees of the profit-sharing scheme and is based on the UK profit after interest, before net loss on disposal of fixed assets and taxation.

**NOTE 5** Profit on ordinary activities before taxation

| | 2004 £m | 2003 £m |
|---|---|---|
| Profit on ordinary activities is stated after charging the following: | | |
| Depreciation of tangible fixed assets: | | |
| – owned assets | 631 | 542 |
| – under finance leases | 69 | 39 |
| Goodwill amortisation | 54 | 23 |
| Operating lease costs (a) | 221 | 172 |
| Employment costs (note 6) | 3,234 | 2,653 |

(a) Operating lease costs include £55m for hire of plant and machinery (2003 – £39m).

**Amounts payable to auditors:**

| | 2004 £m | 2003 £m |
|---|---|---|
| Assurance – audit (i) | 1.2 | 0.9 |
| – other assurance services | 1.0 | 1.1 |
| | 2.2 | 2.0 |
| Tax services | 0.5 | 0.5 |
| Other services | 0.1 | 0.2 |

(i) Includes £0.1m (2003 – £0.1m) for the company.

**NOTE 6** Employment costs

| | 2004 £m | 2003 £m |
|---|---|---|
| Employment costs during the year | | |
| Wages and salaries | 2,891 | 2,385 |
| Social security costs | 183 | 146 |
| Other pension costs (note 27) | 160 | 122 |
| | 3,234 | 2,653 |

**Number of persons employed**

The average number of employees during the year was: UK 230,680 (2003 – 203,766), Rest of Europe 49,362 (2003 – 42,280), Asia 30,369 (2003 – 24,754) and the average number of full-time equivalents was: UK 152,408 (2003 – 133,051), Rest of Europe 42,399 (2003 – 35,372) and Asia 28,528 (2003 – 19,759).

# NOTES TO THE FINANCIAL STATEMENTS CONTINUED

**NOTE 7** Directors' emoluments and interests

Details of Directors' emoluments and interests are given in the Report of the Directors on Remuneration on pages 13 to 23.

**NOTE 8** Net interest payable

| | 2004 | | 2003 | |
|---|---|---|---|---|
| | £m | £m | £m | £m |
| Interest receivable and similar income on money market investments and deposits | | 49 | | 65 |
| Less interest payable on: | | | | |
| Short-term bank loans and overdrafts repayable within five years | (85) | | (104) | |
| Finance charges payable on finance leases | (19) | | (5) | |
| 4% unsecured deep discount loan stock 2006 (a) | (11) | | (10) | |
| 4% RPI bonds 2016 (b) | (18) | | (12) | |
| 3.322% LPI bonds 2025 (c) | (15) | | (10) | |
| 8¾% bonds 2003 | – | | (17) | |
| 6% bonds 2006 | (9) | | (9) | |
| 7½% bonds 2007 | (25) | | (24) | |
| 6% bonds 2008 | (15) | | (15) | |
| 5⅛% bonds 2009 | (18) | | (18) | |
| 6⅝% bonds 2010 | (10) | | (10) | |
| 6% bonds 2029 | (12) | | (12) | |
| 5¼% Euro bonds 2008 | (18) | | (13) | |
| 4¾% Euro bonds 2010 | (26) | | (4) | |
| 5½% bonds 2033 | (11) | | (2) | |
| 5½% bonds 2019 | (20) | | (4) | |
| Other bonds | (8) | | (20) | |
| Interest capitalised | 62 | | 62 | |
| Share of interest of joint ventures and associates | (14) | | (18) | |
| | | (272) | | (245) |
| | | (223) | | (180) |

(a) Interest payable on the 4% unsecured deep discount loan stock 2006 includes £6m (2003 – £5m) of discount amortisation.

(b) Interest payable on the RPI bond 2016 includes £8m (2003 – £2m) of RPI related amortisation.

(c) Interest payable on the LPI bond 2025 includes £6m (2003 – £1m) of RPI related amortisation.

**NOTE 9** Taxation

| (a) Analysis of charge in year | 2004 £m | 2003 £m |
|---|---|---|
| Current tax: | | |
| UK corporation tax at 30.0% (2003 – 30.0%) | 433 | 382 |
| Prior year items | (64) | (56) |
| Overseas taxation | 33 | 8 |
| Share of joint ventures and associates | 27 | 19 |
| | 429 | 353 |
| Deferred tax: (note 22) | | |
| Origination and reversal of timing differences (i) | 29 | 54 |
| Prior year items | 41 | 10 |
| Share of joint ventures and associates | (1) | (2) |
| | 69 | 62 |
| Tax on profit on ordinary activities | 498 | 415 |

(i) The total charge for the year of £29m includes a £2m (2003 – £2m) debit to fixed assets.

**NOTE 9 Taxation** continued

**(b) Factors affecting the tax charge for the year**

The effective rate of corporation tax for the year of 26.8% (2003 – 25.9%) is lower than the standard rate of corporation tax in the UK of 30.0%. The differences are explained below:

| | 2004 % | 2003 % |
|---|---|---|
| Standard rate of corporation tax | 30.0 | 30.0 |
| Effects of: | | |
| Expenses not deductible for tax purposes (primarily goodwill amortisation and non-qualifying depreciation) | 4.1 | 3.9 |
| Capital allowances for the year in excess of depreciation on qualifying assets | (3.9) | (3.3) |
| Differences in overseas taxation rates | (0.9) | (0.8) |
| Timing of tax relief of share-based payments | 1.4 | – |
| Prior year items | (4.0) | (4.4) |
| Other items | 0.1 | 0.5 |
| *Effective rate of corporation tax for the year* | 26.8 | 25.9 |

**(c) Factors that may affect future tax charges**

The Group has not recognised deferred tax assets of £12m (2003 – £16m) in respect of certain tax losses which are available to carry forward and offset, should future taxable profits arise.

**NOTE 10 Dividends**

| | 2004 Pence/share | 2003 Pence/share | 2004 £m | 2003 £m |
|---|---|---|---|---|
| Declared interim | 2.07 | 1.87 | 151 | 131 |
| Proposed final | 4.77 | 4.33 | 365 | 312 |
| | 6.84 | 6.20 | 516 | 443 |

**NOTE 11 Earnings per share and diluted earnings per share**

Earnings per share and diluted earnings per share have been calculated in accordance with FRS 14, 'Earnings per Share'. The standard requires that earnings should be based on the net profit attributable to ordinary shareholders. The calculation for earnings, including and excluding net loss on disposal of fixed assets, integration costs and goodwill amortisation, is based on the profit for the financial year of £1,100m (2003 – £946m).

For the purposes of calculating earnings per share, the number of shares is the weighted average number of ordinary shares in issue during the year of 7,307 million (2003 – 6,989 million).

The calculation for diluted earnings per share uses the weighted average number of ordinary shares in issue adjusted by the effects of all dilutive potential ordinary shares. The dilution effect is calculated on the full exercise of all ordinary share options granted by the Group, including performance-based options which the Group considers to have been earned. The calculation compares the difference between the exercise price of exercisable ordinary share options, weighted for the period over which they were outstanding, with the average daily mid-market closing price over the period.

The alternative measure of earnings per share is provided because it reflects the Group's underlying trading performance excluding the effect of the loss on disposal of fixed assets, integration costs and amortisation of goodwill.

| | 2004 million | 2003 million |
|---|---|---|
| Weighted average number of dilutive share options | 61 | 62 |
| Weighted average number of shares in issue in the period | 7,307 | 6,989 |
| Total number of shares for calculating diluted earnings per share | 7,368 | 7,051 |

# NOTES TO THE FINANCIAL STATEMENTS CONTINUED

**NOTE 12** Intangible fixed assets

| | Goodwill £m |
|---|---|
| **Cost** | |
| At 22 February 2003 | 941 |
| Currency translation | (70) |
| Additions at cost (a) | 187 |
| **At 28 February 2004** | 1,058 |
| **Amortisation** | |
| At 22 February 2003 | 51 |
| Currency translation | (10) |
| Charge for the period | 52 |
| **At 28 February 2004** | 93 |
| **Net carrying value** | |
| **At 28 February 2004** | 965 |
| At 22 February 2003 | 890 |

(a) Goodwill arising from investments in subsidiaries in the year has been capitalised and amortised over 20 years in accordance with the provisions of FRS 10, 'Goodwill and Intangible Assets'. 20 years is the period over which the Directors estimate that the values of the underlying businesses acquired are expected to exceed the value of the underlying assets.

Goodwill is recorded in local currency. Currency translation in prior years is immaterial.

Goodwill arising from investments in joint ventures and associates has been capitalised and amortised over 20 years in accordance with the provisions of FRS 9, 'Associates and Joint Ventures' and FRS 10, 'Goodwill and Intangible Assets' and is included in fixed asset investment (note 14).

**NOTE 13** Tangible fixed assets

| | Land and buildings £m | Plant, equipment, fixtures and fittings and motor vehicles £m | Total £m |
|---|---|---|---|
| **Cost** | | | |
| At 22 February 2003 | 12,493 | 4,132 | 16,625 |
| Currency translation | (277) | (65) | (342) |
| Additions at cost (a) | 1,556 | 729 | 2,285 |
| | 13,772 | 4,796 | 18,568 |
| Acquisitions | 60 | 3 | 63 |
| Disposals | (114) | (320) | (434) |
| **At 28 February 2004** | 13,718 | 4,479 | 18,197 |
| **Depreciation** | | | |
| At 22 February 2003 | 1,538 | 2,259 | 3,797 |
| Currency translation | (10) | (21) | (31) |
| Charge for period | 251 | 449 | 700 |
| | 1,779 | 2,687 | 4,466 |
| Disposals | (70) | (293) | (363) |
| **At 28 February 2004** | 1,709 | 2,394 | 4,103 |
| **Net book value** (b) (c) | | | |
| **At 28 February 2004** | 12,009 | 2,085 | 14,094 |
| At 22 February 2003 | 10,955 | 1,873 | 12,828 |
| **Capital work in progress included above** (d) | | | |
| **At 28 February 2004** | 353 | 100 | 453 |
| At 22 February 2003 | 553 | 128 | 681 |

**NOTE 13** Tangible fixed assets continued

(a) Includes £62m in respect of interest capitalised principally relating to land and building assets. The capitalisation rate used to determine the amount of finance costs capitalised during the period was 6.0%.

(b) Net book value includes capitalised interest at 28 February 2004 of £518m (2003 – £463m).

Plant, equipment, fixtures and fittings and motor vehicles subject to finance leases included in net book value are:

| | Cost £m | Depreciation £m | Net book value £m |
|---|---|---|---|
| At 22 February 2003 | 740 | 469 | 271 |
| Movement in the period | 102 | 103 | (1) |
| **At 28 February 2004** | 842 | 572 | 270 |

(c) The net book value of land and buildings comprises:

| | 2004 £m | 2003 £m |
|---|---|---|
| Freehold | 11,023 | 9,992 |
| Long leasehold – 50 years or more | 501 | 493 |
| Short leasehold – less than 50 years | 485 | 470 |
| **At 28 February 2004** | 12,009 | 10,955 |

(d) Capital work in progress does not include land.

**NOTE 14** Fixed asset investments

| | Group | | | | Company | | |
|---|---|---|---|---|---|---|---|
| | Joint ventures (b) £m | Associates (c) £m | Own shares (d) £m | Other investments £m | Shares in Group undertakings (a) £m | Loans to Group undertakings £m | Joint ventures (b) £m |
| At 22 February 2003 | 266 | 18 | 53 | 6 | 4,505 | 3,315 | 158 |
| Additions | 11 | 8 | 46 | – | 1,019 | 238 | 6 |
| Share of profit/(loss) of joint ventures and associates | 63 | (4) | – | – | – | – | – |
| Goodwill amortisation | (1) | (1) | – | – | – | – | – |
| Income received from joint ventures and associates | (24) | – | – | – | – | – | – |
| Disposals | (6) | – | (71) | – | – | – | (21) |
| **At 28 February 2004** | 309 | 21 | 28 | 6 | 5,524 | 3,553 | 143 |

# NOTES TO THE FINANCIAL STATEMENTS CONTINUED

**NOTE 14 Fixed asset investments** continued

(a) The Group's principal operating subsidiary undertakings are:

| | Business | Share of equity capital and voting rights | Country of incorporation |
|---|---|---|---|
| Tesco Stores Limited | Retail | 100% | Registered in England |
| Tesco Property Holdings Limited | Property Investment | 100% | Registered in England |
| Tesco Insurance Limited | Insurance | 100% | Guernsey |
| Valiant Insurance Company Limited | Insurance | 100% | Republic of Ireland |
| Tesco Distribution Limited | Distribution | 100% | Registered in England |
| Tesco Card Services Limited | Card Handling Services | 100% | Registered in England |
| T&S Stores Limited | Retail | 100% | Registered in England |
| Tesco Ireland Limited | Retail | 100% | Republic of Ireland |
| Global T.H. | Retail | 99% | Hungary |
| Tesco Polska Sp. z o.o. | Retail | 100% | Poland |
| Tesco Stores ČR a.s. | Retail | 100% | Czech Republic |
| Tesco Stores SR a.s. | Retail | 100% | Slovakia |
| Samsung Tesco Co. Limited | Retail | 89% | South Korea |
| Ek-Chai Distribution System Co. Ltd | Retail | 99% | Thailand |
| Tesco Taiwan Co. Limited | Retail | 100% | Taiwan, Republic of China |
| Tesco Stores Malaysia Sdn Bhd | Retail | 70% | Malaysia |
| Tesco Stores Hong Kong Limited | Purchasing | 100% | Hong Kong |
| C Two-Network Co. Ltd | Retail | 99% | Japan |
| Tesco Kipa A.Ş. | Retail | 90% | Turkey |

All principal operating subsidiary undertakings operate in their country of incorporation.

(b) The Group's principal joint ventures are:

| | Business | Share of issued share capital, loan capital and debt securities | Country of incorporation and principal country of operation |
|---|---|---|---|
| Shopping Centres Limited | Property Investment | 50% | Registered in England |
| BLT Properties Limited | Property Investment | 50% | Registered in England |
| Tesco BL Holdings Limited | Property Investment | 50% | Registered in England |
| Tesco British Land Property Partnership | Property Investment | 50% | Registered in England |
| Tesco Personal Finance Group Limited | Personal Finance | 50% | Registered in Scotland |
| Tesco Home Shopping Limited | Mail Order Retail | 60% | Registered in England |
| Tesco Mobile Limited | Telecommunications | 50% | Registered in England |
| dunnhumby Limited | Data Analysts | 53% | Registered in England |
| Nutri Centres Limited | Complementary Medicines | 50% | Registered in England |
| Taiwan Charn Yang Developments Limited | Property Investment | 50% | Taiwan, Republic of China |
| Retail Property Company Limited | Property Investment | 50% | Thailand |
| Tesco Card Services Limited | Personal Finance | 50% | Thailand |

The accounting periods of the joint ventures consolidated in these financial statements, range from 31 December 2003 to 28 February 2004.

| | 2004 £m | 2003 £m |
|---|---|---|
| The net borrowings of the joint ventures, as at 28 February 2004, were as follows: | | |
| Cash and deposits | 462 | 372 |
| Borrowings falling due within one year | (22) | (142) |
| Other loans | (775) | (588) |
| | (335) | (358) |

There is no recourse to Group companies in respect of the borrowings of the joint ventures.

**NOTE 14 Fixed asset investments** continued

(c) The Group's principal associate is:

| | Business | Share of issued share capital, loan capital and debt securities | Country of incorporation and principal country of operation |
|---|---|---|---|
| GroceryWorks Holdings Inc. | Internet Retailer | 37% | United States of America |

The net assets and goodwill of associates are:

| | 2004 £m | 2003 £m |
|---|---|---|
| Net assets | 6 | 3 |
| Goodwill | 15 | 15 |
| | 21 | 18 |

(d) The investment in own shares represents 16 million 5p ordinary shares in Tesco PLC (0.2% of called up share capital at 28 February 2004) with a weighted average value of £1.73 each. These shares are held by a qualifying employee share ownership trust (QUEST) in order to satisfy options under savings-related share option schemes which become exercisable over the next few years. The carrying value of £28m (market value £41m) represents the exercise amount receivable in respect of these shares subscribed for by the QUEST at market value. Funding is provided to the QUEST by Tesco Stores Limited, the company's principal operating subsidiary. The QUEST has waived its right to dividends on these shares.

**NOTE 15 Stocks**

| | Group | | Company | |
|---|---|---|---|---|
| | 2004 £m | 2003 £m | 2004 £m | 2003 £m |
| Goods held for resale | 1,196 | 1,122 | – | – |
| Development property | 3 | 18 | – | – |
| | 1,199 | 1,140 | – | – |

Property disposed of included £5m (2003 – nil) of capitalised interest. Accumulated capitalised interest at 28 February 2004 was nil (2003 – £5m).

**NOTE 16 Debtors**

| | Group | | Company | |
|---|---|---|---|---|
| | 2004 £m | 2003 £m | 2004 £m | 2003 £m |
| Amounts owed by Group undertakings | – | – | 1,260 | 776 |
| Prepayments and accrued income | 49 | 48 | – | 5 |
| Other debtors | 671 | 507 | 258 | 128 |
| Amounts owed by undertakings in which Group companies have a participating interest | 120 | 107 | 106 | 103 |
| | 840 | 662 | 1,624 | 1,012 |

Of the amounts owed by undertakings in which Group companies have a participating interest, £109m (2003 – £107m) is due after more than one year. Included in other debtors are amounts of £38m (2003 – £17m) due after more than one year.

**NOTE 17 Investments**

| | Group | | Company | |
|---|---|---|---|---|
| | 2004 £m | 2003 £m | 2004 £m | 2003 £m |
| Money market deposits | 430 | 239 | 99 | – |

# NOTES TO THE FINANCIAL STATEMENTS CONTINUED

**NOTE 18** Creditors falling due within one year

| | Group | | Company | |
|---|---|---|---|---|
| | 2004 £m | 2003 £m | 2004 £m | 2003 £m |
| Bank loans and overdrafts (a) (b) | 775 | 1,286 | 552 | 1,162 |
| Trade creditors | 2,434 | 2,196 | – | – |
| Amounts owed to Group undertakings | – | – | 1,189 | 351 |
| Corporation tax | 308 | 230 | 6 | 5 |
| Other taxation and social security | 190 | 170 | 3 | – |
| Other creditors | 1,142 | 851 | 323 | 20 |
| Loans from joint ventures | 10 | 2 | – | – |
| Accruals and deferred income (c) | 320 | 263 | 13 | 105 |
| Finance leases (note 23) (d) | 69 | 55 | – | – |
| Dividends | 370 | 319 | 370 | 318 |
| | 5,618 | 5,372 | 2,456 | 1,961 |

(a) Bank deposits in subsidiary undertakings of £217m (2003 – £299m) have been offset against borrowings in the parent company under a legal right of set-off.

(b) Floating rate liabilities bear interest at rates based on relevant national LIBOR equivalents. The weighted average rate of interest payable on these amounts at the year end is approximately 4%.

(c) A gain of £235m, realised this year on terminated interest rate swaps, is being spread over the life of replacement swaps entered into at the same time, for similar periods. Accruals and deferred income includes £211m (2003 – nil) attributable to these realised gains.

(d) Finance leases bear interest at a weighted average rate of approximately 7.5%.

**NOTE 19** Creditors falling due after more than one year

| | Group | | Company | |
|---|---|---|---|---|
| | 2004 £m | 2003 £m | 2004 £m | 2003 £m |
| 4% unsecured deep discount loan stock 2006 (a) | 110 | 104 | 110 | 104 |
| Finance leases (note 23) | 166 | 171 | – | – |
| 6% bonds 2006 (b) | 150 | 150 | 150 | 150 |
| 0.7% 50bn Yen bonds 2006 (l) | 285 | 285 | 285 | 285 |
| 7½% bonds 2007 (c) | 325 | 325 | 325 | 325 |
| 6% bonds 2008 (d) | 250 | 250 | 250 | 250 |
| 5¼% 500m Euro bonds 2008 (l) | 345 | 308 | 345 | 308 |
| 5⅛% bonds 2009 (e) | 350 | 350 | 350 | 350 |
| 6⅝% bonds 2010 (f) | 150 | 150 | 150 | 150 |
| 4¾% 750m Euro bonds 2010 (l) | 528 | 477 | 528 | 477 |
| 4% RPI bonds 2016 (g) | 220 | 212 | 220 | 212 |
| 5½% bonds 2019 (h) | 350 | 350 | 350 | 350 |
| 3.322% LPI bonds 2025 (i) | 221 | 215 | 221 | 215 |
| 6% bonds 2029 (j) | 200 | 200 | 200 | 200 |
| 5½% bonds 2033 (k) | 200 | 200 | 200 | 200 |
| Other bonds (l) | 266 | 197 | 266 | 196 |
| Other loans (m) | 230 | 90 | – | – |
| | 4,346 | 4,034 | 3,950 | 3,772 |
| Other creditors | 22 | 15 | – | – |
| | 4,368 | 4,049 | 3,950 | 3,772 |

## NOTE 19 Creditors falling due after more than one year continued

(a) The 4% unsecured deep discount loan stock is redeemable at a par value of £125m in 2006.
(b) The 6% bonds are redeemable at par value of £150m in 2006.
(c) The 7½% bonds are redeemable at a par value of £325m in 2007.
(d) The 6% bonds are redeemable at a par value of £250m in 2008.
(e) The 5⅛% bonds are redeemable at a par value of £350m in 2009.
(f) The 6⅝% bonds are redeemable at a par value of £150m in 2010.
(g) The 4% RPI bonds are redeemable at a par value of £220m, indexed for increases in the RPI over the life of the bond, in 2016.
(h) The 5½% medium term notes are redeemable at a par value of £350m in 2019.
(i) The 3.322% LPI bonds are redeemable at a par value of £221m, indexed for increases in the RPI over the life of the bond, in 2025. The maximum indexation of the principal in any one year is 5%, with a minimum of 0%.
(j) The 6% bonds are redeemable at a par value of £200m in 2029.
(k) The 5½% medium term notes are redeemable at a par value of £200m in 2033.
(l) The medium term notes are of various maturities and include foreign currency and sterling denominated notes swapped into floating rate sterling. Swaps to sterling were disposed of during the year and new GBP swaps relating to the 500m Euro medium term notes 2008 and 750m Euro medium term notes 2010 were transacted. A new 20bn Yen medium term note valued at £98m was issued during the year.
(m) Various bank loans maturing in 2005 and 2008.

## NOTE 20 Net debt

| | | Group | | Company | |
|---|---|---|---|---|---|
| | | 2004 £m | 2003 £m | 2004 £m | 2003 £m |
| Due within one year: | Bank and other loans | 775 | 1,286 | 552 | 1,162 |
| | Finance leases | 69 | 55 | – | – |
| Due within one to two years: | Bank and other loans | 126 | 30 | 25 | 30 |
| | Finance leases | 69 | 55 | – | – |
| Due within two to five years: | Bank and other loans | 1,730 | 1,115 | 1,601 | 1,024 |
| | Finance leases | 94 | 116 | – | – |
| Due otherwise than by instalments after five years: | Bank and other loans | 2,324 | 2,718 | 2,324 | 2,718 |
| Due wholly or in part by instalments after five years: | Finance leases | 3 | – | – | – |
| Gross debt | | 5,190 | 5,375 | 4,502 | 4,934 |
| Less: Cash at bank and in hand | | 670 | 399 | – | – |
| Money market investments and deposits | | 430 | 239 | 99 | – |
| Net debt | | 4,090 | 4,737 | 4,403 | 4,934 |

## NOTES TO THE FINANCIAL STATEMENTS CONTINUED

**NOTE 21** Financial instruments

An explanation of the objectives and policies for holding and issuing financial instruments is set out in the Operating and Financial Review on pages 2 to 5. Other than where these items have been included in the currency risk disclosures, short-term debtors and creditors have been excluded from the following analysis.

**Analysis of interest rate exposure and currency of financial liabilities**

The interest rate exposure and currency profile of the financial liabilities of the Group at 28 February 2004, after taking into account the effect of interest rate and currency swaps, were:

| | | | 2004 | | | 2003 |
|---|---|---|---|---|---|---|
| | Floating rate liabilities £m | Fixed rate liabilities £m | Total £m | Floating rate liabilities £m | Fixed rate liabilities £m | Total £m |
| **Currency** | | | | | | |
| Sterling | 360 | 2,702 | 3,062 | 1,145 | 2,476 | 3,621 |
| Euro | 508 | 23 | 531 | 361 | 23 | 384 |
| Thai Baht | 561 | – | 561 | 447 | – | 447 |
| Czech Krona | 317 | 77 | 394 | 227 | 80 | 307 |
| Korean Won | 272 | – | 272 | 404 | – | 404 |
| Other | 265 | 105 | 370 | 205 | 7 | 212 |
| Gross Liabilities | 2,283 | 2,907 | 5,190 | 2,789 | 2,586 | 5,375 |

| | Fixed rate financial liabilities | | | |
|---|---|---|---|---|
| | | 2004 | | 2003 |
| | Weighted average interest rate 28 Feb 2004 % | Weighted average time for which rate is fixed Years | Weighted average interest rate 22 Feb 2003 % | Weighted average time for which rate is fixed Years |
| **Currency** | | | | |
| Sterling | 5.3 | 6 | 5.8 | 7 |
| Euro | 5.4 | 1 | 5.4 | 3 |
| Japanese Yen | 1.0 | 5 | – | – |
| Czech Krona | 4.0 | 4 | 3.7 | 5 |
| Taiwanese Dollar | 4.5 | 2 | 4.5 | 2 |
| Weighted average | 5.3 | 6 | 5.8 | 7 |

Floating rate liabilities bear interest at rates based on relevant national LIBOR equivalents. During the year, profitable swaps-to-floating rate were monetised for a consideration of £235m and replaced with swaps-to-floating at market value. The interest rate profile of the Group has been further managed by the purchase of Euro interest rate collars with an aggregate notional principal of £135m (2003 – £135m). The average strike price of the interest rate caps purchased is 6.76%, while the average strike price of the interest rate floors sold is 2.98%. The average maturity of the collars is three and a half years. The current value of these contracts, if realised, is a loss of £2.6m (2003 – £2.3m). Retail Price Index funding of £220m (2003 – £212m), maturing 2016, is outstanding and has been classified as fixed rate debt. The interest rate payable on this debt is 4% and the principal is linked to the Retail Price Index. Limited Price Index funding, of £221m (2003 – £215m), maturing 2025, is outstanding and has been classified as fixed rate debt. The interest rate payable on this debt is 3.322% and the principal is linked to the Retail Price Index. The maximum indexation of the principal in any one year is 5.0% and the minimum is 0.0%.

**NOTE 21** Financial instruments continued

**Analysis of interest rate exposure and currency of financial assets**

The interest rate exposure and currency profile of the financial assets of the Group at 28 February 2004 were:

| | 2004 | | | | 2003 | | | |
|---|---|---|---|---|---|---|---|---|
| | Cash at bank and in hand £m | Short-term deposits £m | Other £m | Total £m | Cash at bank and in hand £m | Short-term deposits £m | Other £m | Total £m |
| Sterling | 517 | 161 | 112 | 790 | 213 | 55 | 109 | 377 |
| Other currencies | 153 | 269 | 4 | 426 | 186 | 184 | – | 370 |
| Total financial assets | 670 | 430 | 116 | 1,216 | 399 | 239 | 109 | 747 |

Other financial assets, in respect of amounts owed by undertakings in which the company has a participating interest, attract a rate of interest based on LIBOR plus a margin (2003 – 5%). Surplus funds are invested in accordance with approved limits on security and liquidity and bear rates of interest based on relevant LIBOR equivalents. Cash at bank and in hand includes non-interest bearing cash and cash in transit.

**Borrowing facilities**

The Group has the following undrawn committed facilities available at 28 February 2004 in respect of which all conditions precedent had been met at that date:

| | 2004 £m | 2003 £m |
|---|---|---|
| Expiring within one year | 133 | 75 |
| Expiring between one and two years | 920 | 756 |
| Expiring in more than two years | 305 | 552 |
| | 1,358 | 1,383 |

The facilities expiring within one year are annual facilities subject to review at various dates during the year ending 26 February 2005. All facilities incur commitment fees at market rates and would provide funding at floating rates.

**Currency exposures**

Within the Group, the principal differences on exchange arising, which are taken to the profit and loss account, relate to purchases made by Group companies in currencies other than their reporting currencies. After taking account of forward currency purchases used to hedge these transactions, there were no significant balances on these exposures at year end. Also, rolling hedges of up to 18 months duration are maintained against the value of investments in, and long-term intercompany loans to, overseas subsidiaries and, to the extent permitted in SSAP 20, differences on exchange are taken to the statement of total recognised gains and losses.

***Fair values of financial assets and financial liabilities***

| | 2004 | | 2003 | |
|---|---|---|---|---|
| | Book value £m | Fair value £m | Book value £m | Fair value £m |
| **Primary financial instruments held or issued to finance the Group's operations:** | | | | |
| Short-term borrowings | (844) | (852) | (1,341) | (1,341) |
| Long-term borrowings | (4,346) | (4,407) | (4,034) | (4,279) |
| Short-term deposits | 430 | 430 | 239 | 239 |
| Cash at bank and in hand | 670 | 670 | 399 | 399 |
| **Derivative financial instruments held to manage the interest rate and currency profile:** | | | | |
| Interest rate swaps and similar instruments | – | (195) | – | 94 |
| Forward foreign currency contracts | – | (13) | – | 1 |
| | (4,090) | (4,367) | (4,737) | (4,887) |

# NOTES TO THE FINANCIAL STATEMENTS CONTINUED

**NOTE 21** Financial instruments continued

Other significant financial instruments outstanding at the year end are £240m (2003 – £240m) nominal value forward foreign exchange contracts hedging the cost of foreign currency denominated purchases. On a mark-to-market basis, these contracts show a loss of £13m (2003 – £1m gain). Profit of £235m on interest rate swaps was realised, of which £24m was recognised in the year. On a mark-to-market basis, current swaps show a loss of £195m (2003 – £95m gain). The fair values of interest rate swaps, forward foreign exchange contracts and long-term fixed rate debt have been determined by reference to prices available from the markets on which the instruments are traded. The fair values of all other items have been calculated by discounting expected future cash flows at prevailing interest rates.

### Hedges

As explained in the Operating and Financial Review on pages 2 to 5, the Group hedges exposures to interest rate and currency risk. The table below shows the amount of such gains and losses which have been included in the profit and loss account for the year and those gains and losses, which are expected to be included in next year's or later profit and loss accounts.

All the gains and losses on the hedging instruments are expected to be matched by losses and gains on the hedged transactions or positions.

Unrecognised gains and losses on instruments used for hedging and those recognised in the year ended 28 February 2004 are as follows:

| | Unrecognised | | | Deferred | | |
|---|---|---|---|---|---|---|
| | Gains £m | Losses £m | Total £m | Gains £m | Losses £m | Total £m |
| At 22 February 2003 | 222 | (127) | 95 | – | – | – |
| Arising in previous years and recognised in the year ended 28 February 2004 | (33) | 18 | (15) | – | – | – |
| Swap profit deferred to future years | (211) | – | (211) | 211 | – | 211 |
| Arising in the period to be recognised in future years | 28 | (105) | (77) | – | – | – |
| At 28 February 2004 | 6 | (214) | (208) | 211 | – | 211 |
| Expected to be recognised in the year ending 26 February 2005 | 1 | (44) | (43) | 30 | – | 30 |

**NOTE 22** Provisions for liabilities and charges

| | Property provisions £m | Deferred taxation £m | Total £m |
|---|---|---|---|
| At 22 February 2003 | 16 | 505 | 521 |
| Currency translation | (1) | – | (1) |
| Acquisition of Group companies | – | (5) | (5) |
| Amount (credited)/charged in year | (1) | 72 | 71 |
| **At 28 February 2004** | 14 | 572 | 586 |

Property provisions comprise future rents payable net of rents receivable on onerous and vacant property leases, provisions for terminal dilapidations and provisions for future rents above market value on unprofitable stores. The majority of the provision is expected to be utilised over the period to 2017.

| | Amount provided | |
|---|---|---|
| | 2004 £m | 2003 £m |
| **Deferred taxation** | | |
| Excess capital allowances over depreciation | 629 | 526 |
| Other timing differences | (52) | (14) |
| Losses carried forward | (5) | (7) |
| | 572 | 505 |

## NOTE 23 Leasing commitments

### Finance leases

| | £m |
|---|---|
| The future minimum finance lease payments to which the Group was committed at 28 February 2004 and which have been guaranteed by Tesco PLC are: | |
| Gross rental obligations | 272 |
| Less: finance charges allocated to future periods | (37) |
| | 235 |

| | 2004 £m | 2003 £m |
|---|---|---|
| Net amounts payable are: | | |
| Within one year | 69 | 55 |
| Between two and five years | 163 | 171 |
| After five years | 3 | – |
| | 235 | 226 |

### Operating leases

| | Land and buildings | | Other | |
|---|---|---|---|---|
| | 2004 £m | 2003 £m | 2004 £m | 2003 £m |
| As at 28 February 2004, the Group has lease agreements for which payments extend over a number of years. Annual commitments under operating leases expiring: | | | | |
| Within one year | 5 | 3 | 2 | 1 |
| Between two and five years | 21 | 10 | 28 | 31 |
| After five years | 144 | 143 | 9 | 8 |
| | 170 | 156 | 39 | 40 |

## NOTE 24 Called up share capital

| | Ordinary shares of 5p each | |
|---|---|---|
| | Number | £m |
| Authorised at 22 February 2003 | 9,632,000,000 | 482 |
| Authorised during the year | – | – |
| **Authorised at 28 February 2004** | 9,632,000,000 | 482 |
| Allotted, called up and fully paid: | | |
| At 22 February 2003 | 7,237,609,183 | 362 |
| Share placing | 315,000,000 | 16 |
| Scrip dividend election | 80,201,756 | 4 |
| Share options | 47,347,116 | 2 |
| **At 28 February 2004** | 7,680,158,055 | 384 |

During the financial year, 315 million shares were issued as an equity share placing, for net proceeds of £773m. In addition, 127.5 million shares were issued during the year for an aggregate consideration of £254m, which comprised £158m for scrip dividend and £96m for share options.

Between 28 February 2004 and 19 April 2004, options on 19,107 ordinary shares and 2,213,652 ordinary shares have been exercised under the terms of the savings-related share option scheme (1981) and the executive share option schemes (1984, 1994 and 1996) respectively.

As at 28 February 2004, the Directors were authorised to purchase up to a maximum in aggregate of 723 million ordinary shares.

# NOTES TO THE FINANCIAL STATEMENTS CONTINUED

**NOTE 25** Reserves

| | Group | | Company | |
|---|---|---|---|---|
| | 2004 £m | 2003 £m | 2004 £m | 2003 £m |
| **Share premium account** | | | | |
| At start of period | 2,465 | 2,004 | 2,465 | 2,004 |
| Premium on issue of shares less costs | 851 | 422 | 851 | 422 |
| Scrip dividend election | 154 | 39 | 154 | 39 |
| **At end of period** | 3,470 | 2,465 | 3,470 | 2,465 |
| **Other reserves** | | | | |
| **At 28 February 2004 and 22 February 2003** | 40 | 40 | – | – |
| **Profit and loss account** | | | | |
| At start of period | 3,649 | 3,136 | 430 | 255 |
| *(Loss)/gain on foreign currency net investments* | (157) | 22 | (2) | – |
| Issue of shares | (25) | (12) | – | – |
| Retained profit for the financial year | 584 | 503 | 255 | 175 |
| **At end of period** | 4,051 | 3,649 | 683 | 430 |

Other reserves comprise a merger reserve arising on the acquisition of Hillards plc in 1987.

In accordance with section 230 of the Companies Act 1985 a profit and loss account for Tesco PLC, whose result for the year is shown above, has not been presented in these financial statements.

The cumulative goodwill written-off against the reserves of the Group as at 28 February 2004 amounted to £718m (2003 – £718m). During the year, the qualifying employee share ownership trust (QUEST) subscribed for 30 million, 0.4% of called-up share capital at 28 February 2004 (2003 – 41 million, 0.6%), shares from the company. The amount of £25m (2003 – £12m) shown above represents contributions to the QUEST from subsidiary undertakings.

**NOTE 26** Share options

**Company schemes**

The company had six principal share option schemes in operation during the year:

(i) The savings-related share option scheme (1981) permits the grant to employees of options in respect of ordinary shares linked to a building society/bank save-as-you-earn contract for a term of three or five years with contributions from employees of an amount between £5 and £250 per four-weekly period. Options are capable of being exercised at the end of the three and five-year period at a subscription price not less than 80% of the middle-market quotation of an ordinary share immediately prior to the date of grant.

(ii) The Irish savings-related share option scheme (2000) permits the grant to Irish employees of options in respect of ordinary shares linked to a building society/bank save-as-you-earn contract for a term of three or five years with contributions from employees of an amount between €12 and €320 per four-weekly period. Options are capable of being exercised at the end of the three and five-year period at a subscription price not less than 75% of the middle-market quotation of an ordinary share immediately prior to the date of grant.

(iii) The executive share option scheme (1984) permitted the grant of options in respect of ordinary shares to selected executives. The scheme expired after ten years on 9 November 1994. Options were generally exercisable between three and ten years from the date of grant at a subscription price determined by the Board but not less than the middle-market quotation within the period of 30 days prior to the date of grant. Some options have been granted at a discount of 15% of the standard option price but the option holder may take advantage of that discount only if, in accordance with investor protection ABI guidelines, certain targets related to earnings per share are achieved.

**NOTE 26** Share options continued

(iv) The executive share option scheme (1994) was adopted on 17 October 1994. The principal difference between this scheme and the previous scheme is that the exercise of options will normally be conditional upon the achievement of a specified performance target related to the annual percentage growth in earnings per share over any three-year period. There will be no discounted options granted under this scheme.

(v) The unapproved executive share option scheme (1996) was adopted on 7 June 1996. This scheme was introduced following legislative changes which limited the number of options which could be granted under the previous scheme. As with the previous scheme, the exercise of options will normally be conditional upon the achievement of a specified performance target related to the annual percentage growth in earnings per share over any three-year period. There will be no discounted options granted under this scheme.

(vi) The international executive share option scheme (1994) was adopted on 20 May 1994. This scheme permits the grant to selected non-UK executives of options to acquire ordinary shares on substantially the same basis as their UK counterparts. Options are normally exercisable between three and ten years from their grant at a price of not less than the average of the middle-market quotations for the ordinary shares for the three dealing days immediately preceding their grant and will normally be conditional on the achievement of a specified performance target determined by the Remuneration Committee when the options are granted. There will be no discounted options granted under this scheme.

Tesco PLC has taken advantage of the exemptions applicable to Inland Revenue-approved SAYE share option schemes and equivalent overseas schemes under Urgent Issues Task Force Abstract 17 (revised 2000), 'Employee Share Schemes'. In schemes where options are granted at nil discount, there is no charge to the profit and loss account.

The company has granted outstanding options in connection with the six schemes as follows:

| **Savings-related share option scheme (1981)**<br>Date of grant | Number of executives and employees | Shares under option 28 Feb 2004 | Subscription price (pence) |
|---|---|---|---|
| 29 October 1998 | 1,643 | 3,079,095 | 136.0 |
| 28 October 1999 | 13,293 | 17,808,770 | 151.0 |
| 26 October 2000 | 21,708 | 21,024,493 | 198.0 |
| 8 November 2001 | 51,255 | 38,875,339 | 198.0 |
| 8 November 2002 | 57,377 | 56,171,997 | 159.0 |
| 6 November 2003 | 63,725 | 50,090,878 | 195.0 |

| **Irish savings-related share option scheme (2000)**<br>Date of grant | Number of executives and employees | Shares under option 28 Feb 2004 | Subscription price (pence) |
|---|---|---|---|
| 2 June 2000 | 777 | 1,078,129 | 163.0 |
| 26 October 2000 | 364 | 371,529 | 198.0 |
| 8 November 2001 | 627 | 533,875 | 198.0 |
| 8 November 2002 | 1,125 | 1,147,898 | 159.0 |
| 6 November 2003 | 1,489 | 1,313,408 | 195.0 |

# NOTES TO THE FINANCIAL STATEMENTS CONTINUED

**NOTE 26** Share options *continued*

**Executive share option scheme (1984)**

| Date of grant | Number of executives | Shares under option 28 Feb 2004 | Subscription price (pence) |
|---|---|---|---|
| 10 June 1994 | 18 | 392,000 | 70.0 |
| 29 September 1994 | 1 | 21,000 | 77.3 |

**Executive share option scheme (1994)**

| Date of grant | Number of executives | Shares under option 28 Feb 2004 | Subscription price (pence) |
|---|---|---|---|
| 27 April 1995 | 2 | 210,102 | 90.3 |
| 13 October 1995 | 60 | 1,560,601 | 104.0 |
| 26 June 2000 | 1,013 | 8,655,131 | 205.0 |
| 26 April 2001 | 1,174 | 7,430,650 | 247.0 |
| 15 April 2002 | 664 | 3,929,270 | 259.0 |
| 14 April 2003 | 802 | 4,069,237 | 197.5 |

**Executive share option scheme (1996)**

| Date of grant | Number of executives | Shares under option 28 Feb 2004 | Subscription price (pence) |
|---|---|---|---|
| 17 April 1997 | 92 | 1,732,990 | 117.7 |
| 7 October 1997 | 6 | 1,139,631 | 151.7 |
| 21 May 1998 | 484 | 8,712,620 | 176.7 |
| 30 September 1998 | 21 | 1,044,739 | 164.0 |
| 28 January 1999 | 600 | 10,618,466 | 178.0 |
| 24 May 1999 | 5 | 772,950 | 179.4 |
| 9 November 1999 | 27 | 1,647,402 | 184.0 |
| 30 November 1999 | 8 | 1,098,962 | 173.0 |
| 20 April 2000 | 25 | 1,780,760 | 209.5 |
| 26 June 2000 | 250 | 8,455,073 | 205.0 |
| 26 April 2001 | 1,110 | 15,631,511 | 247.0 |
| 15 April 2002 | 1,425 | 21,760,209 | 259.0 |
| 14 April 2003 | 1,595 | 33,168,411 | 197.5 |

**International executive share option scheme (1994)**

| Date of grant | Number of executives | Shares under option 28 Feb 2004 | Subscription price (pence) |
|---|---|---|---|
| 7 October 1997 | 43 | 430,500 | 151.7 |
| 21 May 1998 | 102 | 997,000 | 176.7 |
| 28 January 1999 | 156 | 1,676,000 | 178.0 |
| 24 May 1999 | 11 | 355,746 | 179.4 |
| 26 June 2000 | 371 | 3,673,409 | 205.0 |
| 26 April 2001 | 625 | 3,971,448 | 247.0 |
| 25 April 2002 | 566 | 4,072,660 | 259.0 |
| 14 April 2003 | 641 | 6,324,617 | 197.5 |

## NOTE 27 Pensions

The Group has continued to account for pensions and other post-employment benefits in accordance with SSAP 24 and the disclosures in note (a) below are those required by that standard. FRS 17, 'Retirement Benefits' was issued in November 2000, and the transitional disclosures required by that standard, to the extent they are not given in note (a), are set out in note (b). For the year ending February 2006 the Group is expected to adopt International Accounting Standard 19.

The full actuarial valuation of the main UK scheme carried out as at 31 March 2002 continues to form the basis for funding the scheme. The company has reviewed the results of the subsequent FRS 17 valuation and does not consider that any changes to the level of funding are necessary at this time.

### (a) Pension commitments

#### United Kingdom

The principal plan within the Group is the Tesco PLC Pension Scheme, which is a funded defined benefit pension scheme in the UK, the assets of which are held as a segregated fund and administered by trustees. The total profit and loss charge of UK schemes to the Group during the year was £152m (2003 – £114m). A SSAP 24 pension prepayment of £12m (2003 – £6m) is present in the Group balance sheet.

An independent actuary, using the projected unit method, carried out the latest actuarial assessment of the scheme at 31 March 2002. The assumptions that have the most significant effect on the results of the valuation are those relating to the rate of return on investments and the rate of increase in salaries and pensions.

The key assumptions made were a rate of return on investments of 6.75%, a rate of increase in salaries of 4% and a rate of increase in pensions of 2.5%.

At the date of the last actuarial valuation, the market value of the scheme's assets was £1,576m and the actuarial value of these assets represented 91% of the benefits that had accrued to members, after allowing for expected future increases in earnings and pensions in payment. The actuarial shortfall of £159m will be met via increased contributions over a period of ten years, being the expected average remaining service lifetime of employed members. The next actuarial valuation is due at 31 March 2005.

The T&S Stores PLC Senior Executive Pension Scheme is a funded defined benefit scheme open to senior executives and certain other employees at the invitation of the company. An independent actuary, using the projected unit method, carried out the latest actuarial assessment of the scheme at 6 April 2001. At that time, the market value of the scheme's assets was £5.8m and the actuarial value of these assets represented 110% of the benefits that had accrued to members, after allowing for expected future increases in earnings.

#### Overseas

The Group operates a number of schemes worldwide, which include defined benefit and defined contribution schemes. The contributions payable for non-UK schemes of £8m (2003 – £8m) have been fully expensed against profits in the current year. A funded defined benefit scheme operates in the Republic of Ireland. An independent actuary, using the projected unit method, carried out the latest actuarial assessment of the scheme at 1 April 2001. At that time the market value of the scheme's assets was £55m and the actuarial value of these assets represented 123% of the benefits that had accrued to members, after allowing for expected future increases in earnings.

### (b) FRS 17, 'Retirement Benefits'

The valuations used for FRS 17 have been based on the most recent actuarial valuations and updated by Watson Wyatt LLP to take account of the requirements of FRS 17 in order to assess the liabilities of the schemes at 28 February 2004. Schemes' assets are stated at their market values at 28 February 2004. Buck Consultants (Ireland) Limited have updated the most recent Republic of Ireland valuation. The liabilities relating to post-retirement healthcare benefits (note 28) have also been determined in accordance with FRS 17, and are incorporated in the following tables.

# NOTES TO THE FINANCIAL STATEMENTS CONTINUED

**NOTE 27** Pensions continued

**Major assumptions**

The major assumptions, on a weighted average basis, used by the actuaries were as follows:

| | 2004 % | 2003 % | 2002 % |
|---|---|---|---|
| Rate of increase in salaries | 3.8 | 3.6 | 3.6 |
| Rate of increase in pensions in payment | 2.5 | 2.3 | 2.3 |
| Rate of increase in deferred pensions | 2.5 | 2.3 | 2.3 |
| Rate of increase in career average benefits | 2.5 | 2.3 | 2.8 |
| Discount rate | 5.7 | 5.5 | 5.8 |
| Price inflation | 2.5 | 2.3 | 2.3 |

The assets in the schemes and the expected rates of return were:

| | 2004 | | 2003 | | 2002 | |
|---|---|---|---|---|---|---|
| | Long-term rate of expected return % | Market value £m | Long-term rate of expected return % | Market value £m | Long-term rate of expected return % | Market value £m |
| Equities | 8.1 | 1,399 | 8.6 | 945 | 7.7 | 1,002 |
| Bonds | 5.7 | 445 | 5.5 | 386 | 5.8 | 433 |
| Property | 6.9 | 92 | 7.1 | 88 | 6.4 | 91 |
| Other | 3.8 | 43 | 3.8 | 87 | 4.4 | 48 |
| Total market value of assets | | 1,979 | | 1,506 | | 1,574 |
| Present value of schemes' liabilities | | (2,653) | | (2,275) | | (1,758) |
| Deficit in the schemes | | (674) | | (769) | | (184) |
| Related deferred tax asset | | 202 | | 229 | | 57 |
| Net pension liability | | (472) | | (540) | | (127) |

| | 2004 £m | 2003 £m |
|---|---|---|
| **Group net assets** | | |
| Net assets prior to pension adjustments | 7,990 | 6,559 |
| FRS 17 pension liability | (472) | (540) |
| | 7,518 | 6,019 |
| SSAP 24 pension asset | (12) | (6) |
| Net assets after pension adjustments | 7,506 | 6,013 |
| **Group reserves** | | |
| Profit and loss reserve prior to pension adjustments | 4,051 | 3,649 |
| FRS 17 pension liability | (472) | (540) |
| | 3,579 | 3,109 |
| SSAP 24 pension asset | (12) | (6) |
| Profit and loss reserve after pension adjustments | 3,567 | 3,103 |

**NOTE 27** Pensions continued

On full compliance with FRS 17, and on the basis of the assumptions noted above, the amounts that would have been charged to the consolidated profit and loss account and consolidated statement of total recognised gains and losses for the year ended 28 February 2004 are set out below:

| | 2004 £m | 2003 £m |
|---|---|---|
| **Analysis of the amount charged to operating profit** | | |
| Current service cost | 201 | 149 |
| Past service cost | – | – |
| Total operating charge | 201 | 149 |
| **Analysis of the amount credited/(charged) to other finance income** | | |
| Expected return on pension schemes' assets | 120 | 115 |
| Interest on pension schemes' liabilities | (126) | (101) |
| Net return | (6) | 14 |
| **Analysis of the amount recognised in the statement of total recognised gains and losses** | | |
| Actual return less expected return on pension schemes' assets | 192 | (323) |
| Experience gains and losses arising on the schemes' liabilities | (48) | (53) |
| Changes in assumptions underlying the present value of the schemes' liabilities | (4) | (193) |
| Total actuarial gain/(loss) recognised in the statement of total recognised gains and losses | 140 | (569) |
| **Movement in deficit during the year** | | |
| Deficit in schemes at beginning of the year | (769) | (184) |
| Movement in year: | | |
| Current service cost | (201) | (149) |
| Contributions | 162 | 121 |
| Past service costs | – | – |
| Acquisition cost | – | (2) |
| Other finance (charge)/income | (6) | 14 |
| Actuarial gain/(loss) | 140 | (569) |
| Deficit in schemes at end of the year | (674) | (769) |
| **History of experience gains and losses for the year to 28 February 2004** | | |
| Difference between the expected and actual return on schemes' assets: | | |
| Amount (£m) | 192 | (323) |
| Percentage of schemes' assets (%) | 9.7% | (21.4%) |
| Experience gains and losses on schemes' liabilities: | | |
| Amount (£m) | (48) | (53) |
| Percentage of schemes' liabilities (%) | (1.8%) | (2.3%) |
| Total actuarial gain/(loss) recognised in the statement of total recognised gains and losses: | | |
| Amount (£m) | 140 | (569) |
| Percentage of schemes' liabilities (%) | 5.3% | (25.0%) |

# NOTES TO THE FINANCIAL STATEMENTS CONTINUED

**NOTE 28** *Post-retirement benefits other than pensions*

The company operates a scheme offering post-retirement healthcare benefits. The cost of providing these benefits has been accounted for on a similar basis to that used for defined benefit pension schemes.

The liability as at 28 February 2004 of £6.5m, which was determined in accordance with the advice of qualified actuaries, is being spread forward over the service lives of relevant employees. £0.5m has been charged to the profit and loss account and £0.4m of benefits were paid. An accrual of £5.4m (2003 – £5.3m) is being carried in the balance sheet. It is expected that payments will be tax deductible, at the company's tax rate, when made.

**NOTE 29** Capital commitments

At 28 February 2004 there were commitments for capital expenditure contracted for, but not provided of £501m (2003 – £458m), principally relating to the store development programme.

**NOTE 30** Contingent liabilities

The company has irrevocably guaranteed the liabilities as defined in section 5(c) of the Republic of Ireland (Amendment Act) 1986, of various subsidiary undertakings incorporated in the Republic of Ireland.

There are a number of contingent liabilities that arise in the normal course of business which if realised are not expected to result in a material liability to the Group.

**NOTE 31** Related party transactions

During the year, there were no material transactions or amounts owed or owing with any of the Group's key management or members of their close family.

During the year, the Group traded with its joint ventures: Shopping Centres Limited, BLT Properties Limited, Tesco BL Holdings Limited, Tesco British Land Property Partnership, Tesco Personal Finance Group Limited, Tesco Home Shopping Limited, iVillage UK Limited (iVillage became a subsidiary in March 2003), dunnhumby Limited, Tesco Mobile Limited, Nutri Centres Limited, Taiwan Charn Yang Developments Limited, Retail Property Company Limited and Tesco Card Services Limited. During the year, the Group also traded with its five associates: Broadfields Management Limited, Clarepharm Limited, GroceryWorks Holdings Inc., Hussmann (Hungary) Kft and Greenergy Fuels Limited. The main transactions during the year were:

(i) Equity funding of £20m (2003 – £4m) in joint ventures and £8m (2003 – £7m) in associates.

(ii) The Group made loans to joint ventures of £29m (2003 – £43m), and has been repaid loans by joint ventures of £15m (2003 – £5m). New loans of £9m (2003 – nil) were made to the Group by joint ventures and the Group repaid £1m (2003 – nil) of loans from joint ventures. The Group has outstanding loan balances due from joint ventures of £120m (2003 – £107m) and outstanding loan balances due to joint ventures of £10m (2003 – £2m) at 28 February 2004.

(iii) The Group made purchases of £72m (2003 – £81m) from joint ventures and associates, of which £2m (2003 – nil) was still payable as at 28 February 2004.

(iv) The Group has charged joint ventures an amount totalling £63m (2003 – £42m) in respect of services, loan interest and assets transferred, of which nil (2003 – £8m) was outstanding at 28 February 2004.

(v) Tesco Stores Limited is a member of one or more partnerships to whom the provisions of the Partnerships and Unlimited Companies (Accounts) Regulations 1993 apply ('Regulations'). The accounts for those partnerships have been consolidated into these accounts pursuant to regulation 7 of the Regulations.

**NOTE 32** Reconciliation of operating profit to net cash inflow from operating activities

| | 2004 £m | 2003 £m |
|---|---|---|
| Operating profit | 1,735 | 1,484 |
| Depreciation and goodwill amortisation | 752 | 602 |
| Increase in goods held for resale | (92) | (129) |
| Decrease in development property | 15 | 3 |
| Decrease/(increase) in debtors | 17 | (28) |
| Increase in trade creditors | 261 | 238 |
| Increase in other creditors | 254 | 205 |
| Decrease in working capital (a) | 455 | 289 |
| Net cash inflow from operating activities (b) | 2,942 | 2,375 |

(a) The decrease in working capital includes the impact of translating foreign currency working capital movements at average exchange rates rather than year end exchange rates.

(b) The subsidiaries acquired during the year have not had a significant impact on Group operating cash flows.

**NOTE 33** Analysis of changes in net debt

| | At 22 Feb 2003 £m | Cash flow £m | Acquisitions £m | Other non-cash changes £m | Exchange movements £m | At 28 Feb 2004 £m |
|---|---|---|---|---|---|---|
| Cash at bank and in hand | 399 | 282 | – | – | (11) | 670 |
| Liquid resources (a) | 239 | 220 | – | – | (29) | 430 |
| Bank and other loans | (1,286) | 496 | – | – | 15 | (775) |
| Finance leases | (55) | (12) | (1) | (1) | – | (69) |
| Debt due within one year | (1,341) | 484 | (1) | (1) | 15 | (844) |
| Bank and other loans | (3,863) | (316) | – | (20) | 19 | (4,180) |
| Finance leases | (171) | 10 | (4) | (1) | – | (166) |
| Debt due after one year | (4,034) | (306) | (4) | (21) | 19 | (4,346) |
| | (4,737) | 680 | (5) | (22) | (6) | (4,090) |

(a) Liquid resources comprises short-term deposits with banks and money-market investments which mature within 12 months of the date of inception.

# NOTES TO THE FINANCIAL STATEMENTS CONTINUED

**NOTE 34** Acquisitions

The net assets and results of acquired businesses are included in the consolidated accounts from their respective dates of acquisition. The following tables set out the effect of the material acquisitions by the Group in the year to 28 February 2004 on the consolidated balance sheet. Acquisition accounting has been applied in all cases. The fair values currently established for all acquisitions made in the year to 28 February 2004 are provisional. Fair values will be reviewed based on additional information up to 26 February 2005. The Directors do not believe that any net adjustments resulting from such a review would have a material effect on the Group. The goodwill arising on these acquisitions has been capitalised and is being amortised over 20 years.

**C Two-Network**

C Two-Network was acquired on 17 July 2003 and included in the consolidated balance sheet at 28 February 2004. The purchase consideration was £176m. The net assets of C Two-Network on acquisition and the provisional fair values were as follows:

| | Book values of acquired business £m | Adjustments to align accounting policies £m | Revaluations £m | Fair values at date of acquisition £m |
|---|---|---|---|---|
| Fixed assets | 13 | 2 | (3) | 12 |
| Stock | 8 | – | – | 8 |
| Debtors | 24 | – | – | 24 |
| Cash | 31 | – | – | 31 |
| Creditors | (30) | (2) | – | (32) |
| **Net assets acquired** | 46 | – | (3) | 43 |
| **Consideration** | | | | |
| Cash | | | | 176 |
| **Goodwill** | | | | 133 |

The principal fair value adjustment made to the net book values of the assets and liabilities of C Two-Network was the revaluation of fixed assets.

For the year ended 31 March 2003, C Two-Network reported an audited profit after tax and minority interest of £11m, and for the period 1 April 2003 to 16 July 2003 an unaudited post-tax profit of £5m based on its then accounting policies.

**NOTE 34 Acquisitions** continued

## Kipa

Kipa was acquired on 11 November 2003 and included in the consolidated balance sheet at 28 February 2004. The purchase consideration was £96m. The net assets of Kipa on acquisition and the provisional fair values were as follows:

| | Book values of acquired business £m | Adjustments to align accounting policies £m | Revaluations £m | Fair values at date of acquisition £m |
|---|---|---|---|---|
| Fixed assets | 40 | 3 | 7 | 50 |
| Stock | 6 | – | – | 6 |
| Debtors | 1 | 4 | – | 5 |
| Cash | 24 | (2) | – | 22 |
| Creditors | (19) | (7) | – | (26) |
| Provisions for liabilities and charges | (1) | 1 | – | – |
| | 51 | (1) | 7 | 57 |
| Minority interest | | | | (5) |
| **Net assets acquired** | | | | 52 |
| | | | | |
| **Consideration** | | | | |
| Cash | | | | 93 |
| Other | | | | 3 |
| **Goodwill** | | | | 44 |

The principal fair value adjustments made to the net book values of the assets and liabilities of Kipa comprise the revaluation of freehold property to market value, based on valuations obtained from independent experts. Adjustments have also been made to align accounting policies for tangible fixed assets, debtors, cash, creditors and provisions.

The Turkish economy is subject to hyper-inflation and therefore hyper-inflation accounting under international accounting standards, is required. The Directors do not consider that it is meaningful to provide details of the results of Kipa for the year ended 31 December 2002 as these accounts were not prepared using hyper-inflation accounting. For the period 1 January 2003 to 10 November 2003, Kipa reported an unaudited provisional profit after tax of nil, based on its then accounting policies.

# FIVE YEAR RECORD

| Year ended February | 2000 | 2001 | 2002 | 2003 | 2004 53 weeks |
|---|---|---|---|---|---|
| **Financial statistics (£m)** | | | | | |
| **Group sales (restated)** [1] | 20,189 | 22,585 | 25,401 | 28,280 | 33,557 |
| **Turnover excluding VAT (restated)** [1] | | | | | |
| UK | 16,808 | 18,203 | 19,821 | 21,309 | 24,760 |
| Rest of Europe | 1,355 | 1,737 | 2,181 | 2,664 | 3,385 |
| Asia | 464 | 860 | 1,398 | 2,031 | 2,669 |
| | 18,627 | 20,800 | 23,400 | 26,004 | 30,814 |
| **Underlying operating profit** [2] | | | | | |
| UK | 993 | 1,100 | 1,213 | 1,297 | 1,526 |
| Rest of Europe | 51 | 70 | 90 | 141 | 184 |
| Asia | (1) | 4 | 29 | 71 | 122 |
| | 1,043 | 1,174 | 1,332 | 1,509 | 1,832 |
| **Operating margin** [2] | | | | | |
| UK | 5.9% | 6.0% | 6.1% | 6.1% | 6.2% |
| Rest of Europe | 3.8% | 4.0% | 4.1% | 5.3% | 5.4% |
| Asia | (0.2)% | 0.5% | 2.1% | 3.5% | 4.6% |
| **Total Group** | 5.6% | 5.6% | 5.7% | 5.8% | 5.9% |
| Share of operating profit before goodwill amortisation from joint ventures and associates | 11 | 21 | 42 | 72 | 99 |
| Net interest payable | (99) | (125) | (153) | (180) | (223) |
| **Underlying pre-tax profit** [3] | **955** | **1,070** | **1,221** | **1,401** | **1,708** |
| Integration costs | (6) | – | – | (4) | (45) |
| Goodwill amortisation | (7) | (8) | (10) | (23) | (54) |
| Net loss on disposal of fixed assets | (9) | (8) | (10) | (13) | (9) |
| Profit on ordinary activities before taxation | 933 | 1,054 | 1,201 | 1,361 | 1,600 |
| Taxation [4] | (259) | (333) | (371) | (415) | (498) |
| Minority interests | – | 1 | – | – | (2) |
| **Profit for the financial year** [4] | 674 | 722 | 830 | 946 | 1,100 |

| Year ended February | 2000 | 2001 | 2002 | 2003 | 2004 53 weeks |
|---|---|---|---|---|---|
| Group enterprise value [5] | 13,591 | 21,590 | 21,290 | 16,896 | 23,866 |
| Underlying diluted earnings per share [3/4] | 10.18p | 10.66p | 12.14p | 13.98p | 16.31p |
| Underlying earnings per share [3/4] | 10.36p | 10.87p | 12.33p | 14.10p | 16.45p |
| Dividend per share | 4.48p | 4.98p | 5.60p | 6.20p | 6.84p |
| Return on shareholders' funds [4/6] | 20.9% | 22.7% | 23.2% | 23.3% | 23.6% |
| Return on capital employed [4/7] | 11.3% | 11.0% | 10.8% | 10.2% | 10.5% |
| **Group statistics** | | | | | |
| Number of stores | 845 | 907 | 979 | 2,291 | 2,318 |
| Total sales area – 000 sq ft | 24,039 | 28,362 | 32,491 | 39,944 | 45,402 |
| Full-time equivalent employees | 134,896 | 152,210 | 171,794 | 188,182 | 223,335 |
| **UK retail statistics** | | | | | |
| Number of stores | 659 | 692 | 729 | 1,982 | 1,878 |
| Total sales area – 000 sq ft [8] | 16,895 | 17,965 | 18,822 | 21,829 | 23,291 |
| Average store size (sales area – sq ft) [9] | 26,641 | 27,636 | 28,576 | 29,455 | 30,890 |
| Full-time equivalent employees [10] | 108,409 | 113,998 | 121,272 | 133,051 | 152,408 |
| **UK retail productivity £** | | | | | |
| Turnover per employee (restated) [11] | 155,042 | 159,678 | 163,443 | 160,157 | 162,459 |
| Profit per employee [11] | 9,160 | 9,649 | 10,002 | 9,748 | 10,013 |
| Wages per employee [11] | 15,600 | 16,087 | 16,821 | 17,020 | 17,615 |
| Weekly sales per sq ft (restated) [8/12] | 21.27 | 21.75 | 22.43 | 22.86 | 22.48 |

1 Sales and turnover have been restated in accordance with FRS 5, Application Note G 'Revenue Recognition' (issued November 2003) to report sales and turnover net of vouchers and on a commission-only basis for mobile phone airtime sales.

2 Excludes integration costs and goodwill amortisation. Operating margin is based upon turnover exclusive of VAT.

3 Underlying profit, underlying earnings per share and underlying diluted earnings per share exclude net loss on disposal of fixed assets, integration costs and goodwill amortisation.

4 2004, 2003, 2002 and 2001 statistics have been calculated based on the adoption of FRS 19 'Deferred Tax'.

5 Market capitalisation plus net debt.

6 Underlying profit divided by average shareholders' funds.

7 Revised post-tax ROCE measure. The numerator is profit before interest, less tax. The denominator is the calculated average of net intangibles plus net tangible fixed assets plus net investments in joint ventures and associates plus net working capital and long-term provisions.

8 Store sizes exclude lobby and restaurant areas.

9 Average store size excludes Express and T&S stores.

10 Based on average number of full-time equivalent employees in the UK.

11 Based on turnover exclusive of VAT, underlying operating profit and total staff cost per full-time equivalent employee.

12 Based on weighted average sales area and sales excluding property development.

This material is recyclable, bio-degradable and is approved recycled grade.
This product complies with ISO 9002 and ISO 14001 Accreditation.

Designed and produced by Corporate Edge 020 7855 5888 • Photography by Arnhel de Serra • Printed by CTD Printers Ltd


TESCO

COVER: BARRY AUSTIN, SANDHURST EXTRA

Tesco PLC, Tesco House, Delamare Road, Cheshunt, Hertfordshire EN8 9SL